                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


   For the year ended December 31, 1999 and the quarter ended March 31, 2000

                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                         "RIVIERSTAETE" AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)

                                 ______________


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


             Form 20-F     X                    Form 40-F
                       ---------                          --------


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                           No     X
                       -------                        -----


     (If "Yes" is marked, indicate below the file number assigned to the
     registrant in connection with Rule 12g3-2(b): 82-   N/A.)

1. The registrant's 1999 Annual Report filed with the Frankfurt Stock Exchange on May 31, 2000, is attached to this report as Appendix A.

2. The registrant's 2000 First Quarterly Report filed with the Frankfurt Stock Exchange on May 31, 2000, is attached to this report as Appendix B.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         IFCO Systems N.V.
                                         -----------------
                                         (Registrant)



Date: May 31, 2000                       By: /s/ EDWARD RHYNE
                                            ---------------------------
                                         Edward Rhyne
                                         Executive Vice President
                                         and General Counsel

                                                                      APPENDIX A


                      [IFCO SYSTEMS LOGO APPEARS HERE]
                                1999 Annual Report

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   1

  Introduction...........................................................   1
  Results of Operations..................................................   2
  Liquidity and Capital Resources........................................   5
  Impact of Inflation....................................................  10
  Unaudited Pro Forma Combined and Consolidated Statement of Operations
   for 1999..............................................................  10
  Business Outlook.......................................................  12
  Research and Development Activities....................................  12
  Employment Information.................................................  13
  Seasonality............................................................  13
  Related Party Supplier.................................................  13
  Foreign Currency Translation Effects...................................  13
  Euro Currency..........................................................  14
  Quantitative and Qualitative Disclosures About Market Risk.............  14
  Year 2000..............................................................  14
  Forward-looking Disclaimer.............................................  14

Management...............................................................  16

Security Ownership of Principal Shareholders and Management..............  19

Signatures...............................................................  20

Index to Financial Statements............................................ F-1

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with the Combined and Consolidated Financial Statements of IFCO Systems N.V. ("IFCO" or the "Company") for, and as of the end of, each of the three years ended December 31, 1999 included elsewhere in this report. With respect to results of operations for each of the two years ended December 31, 1998, and as of dates before the contribution of the capital shares of the IFCO Companies to IFCO Systems N.V. in November 1999, references to IFCO or the Company mean the IFCO Companies. The IFCO Companies are IFCO Europe Beteiligungs GmbH, MTS Okologistik GmbH, and IFCO International Network Beteiligungsgesellschaft mbH, which prior to May 2000 was known as Schoeller International Logistics Beteiligungsgesellschaft mbH, and their subsidiaries. See note 1 to the Combined and Consolidated Financial Statements.

Introduction

   The Company believes it owns and manages the leading plastic round-trip container, or RTC, pool in Europe based on 1997 market information. It also has RTC operations in the United States, Japan, and Argentina and currently has over 63.5 million RTCs in circulation.

   IFCO's European perishables operations accounted for 91.9% of total revenues during 1998 and 91.8% of total revenues during 1999. These operations are comprised of round-trip systems for the movement of fruit and vegetables. IFCO delivers RTCs to growers for the transport of produce to retailers. Retailers benefit from decreased product handling, in-store display in RTCs, reduced storage requirements, and reduction of waste disposal costs. Retailers return the RTCs to IFCO for inspection and cleaning, repair, or recycling as necessary. The RTCs are then reintroduced into the round-trip system for multiple reuse. The RTCs are primarily used by producers of fresh fruits and vegetables in exchange, generally, for a one-time use fee and a deposit. The deposit paid by customers is transferred between the customer, intermediate parties, and the retailer, until the deposit is ultimately repaid to the retailer upon IFCO's recollection of the RTC.

   The RTCs can be folded into a small volume when empty, reducing transportation costs. The RTCs are generally used between three and 12 times a year, depending on the type of RTC, and are depreciated over periods ranging from eight to 15 years. Most RTCs are supplied by Schoeller Plast AG, an indirect, 80%-owned subsidiary of Schoeller Logistics Industries GmbH ("Schoeller Industries"), under a long-term supply agreement.

   IFCO's non-European perishables operations are owned through IFCO International. IFCO International owns interests in round-trip systems operations in the United States, Japan, and Argentina. IFCO has a 33% minority ownership interest in the Japanese operations and, as of December 31, 1999, a 51% economic interest and 50% voting interest in the U .S. operations. Both of these investments are accounted for under the equity method. IFCO acquired the remaining interest in the U.S. operations, IFCO-U.S., L.L.C., in connection with its merger with PalEx, Inc., in March 2000. The non-European businesses are still developing and are currently generating operating losses, although the Company believes that this business segment has the potential to generate profits as market share increases.

   IFCO's dry good operations accounted for 7.3% of IFCO's total revenues during 1998 and 6.5% of the total revenues during 1999. Through its dry good operations, IFCO operates round-trip systems for dry goods sold by retailers such as the major grocery and department stores. The RTCs for dry goods are individually identifiable by bar code, which enables the Company to accurately track their movements and invoice customers. The logistics of RTC movement in the dry good operations are similar to the Company's European perishables operations. The Company currently has three principal customers in this business segment: two department stores, whose service agreements extend through 2003; and the Deutsche Post AG, whose contract, which began in September 1999, extends to September 30, 2004. Deutsche Post AG, the German postal service, is one of the largest European transporters of parcels and letters.

   The Company is reporting its results in accordance with U.S. GAAP and U.S. dollars. The Company previously reported results under German GAAP and in Deutsch marks. As a significant portion of the Company's revenues will be collected in currencies other than the U.S. dollar, the Company's results of operations may be adversely affected by fluctuations in currency exchange rates. For example, if the value of the Deutsch mark to the U.S. dollar goes down, the portion of the Company's revenues collected in Deutsch marks would appear smaller when converted into U.S. dollars for purposes of reporting under U.S. GAAP.

Results of Operations

   The following table sets forth selected financial data for the periods presented for each of the Company's business segments and the same data as a percentage of its total revenues. Functional currencies in the Company's markets have been converted to U.S. dollars at the average exchange rate during each period presented. The effect of these fluctuations in exchange rates can affect comparison of the results of operations between periods.

   Certain reclassifications have been made in the 1998 and 1997 financial data to conform to the 1999 presentation and are discussed below where applicable.

                                  For the Year Ended December 31,
                            -------------------------------------------------
                                 1997             1998             1999
                            ---------------  ---------------  ---------------
                                       (dollars in thousands)
Revenues:
--European Perishables..... $108,674   91.7% $125,128   91.9% $141,984   91.8%
--Non-European
 Perishables...............      292    0.2     1,147    0.8     2,588    1.7
--Dry Good.................    9,580    8.1     9,901    7.3    10,154    6.5
                            --------  -----  --------  -----  --------  -----
                             118,546  100.0   136,176  100.0   154,726  100.0
Cost of sales:
--European Perishables.....   90,849   76.6    96,884   71.2   115,154   74.5
--Non-European
 Perishables...............      219    0.2       717    0.5     1,864    1.2
--Dry Good.................    8,554    7.2     8,617    6.3     7,467    4.8
                            --------  -----  --------  -----  --------  -----
                              99,622   84.0   106,218   78.0   124,485   80.5
Total gross profit.........   18,924   16.0    29,958   22.0    30,241   19.5
Selling, general and
 administrative expenses:
--European Perishables.....   15,002   12.7    20,694   15.2    21,239   13.7
--Non-European
 Perishables...............    1,718    1.4     1,629    1.2     2,128    1.4
--Dry Good.................    1,608    1.4     1,966    1.4     1,144    0.7
                            --------  -----  --------  -----  --------  -----
                              18,328   15.5    24,289   17.8    24,511   15.8
Merger and integration
 costs.....................        0    0.0         0    0.0     3,519    2.3
Goodwill amortization......      675    0.6       383    0.3       289    0.2
Other operating (income),
 net.......................     (840)  (0.7)     (864)  (0.6)     (639)  (0.4)
Income (loss) from
 operations:
--European Perishables.....    2,988    2.5     8,048    5.9     1,698    1.1
--Non-European
 Perishables...............   (1,645)  (1.4)   (1,216)  (0.9)     (965)  (0.6)
--Dry Good.................     (582)  (0.5)     (682)  (0.5)    1,828    1.2
                            --------  -----  --------  -----  --------  -----
                                 761    0.6     6,150    4.5     2,561    1.7
Other expenses, net........  (12,554) (10.6)  (13,491)  (9.9)  (15,004)  (9.7)
Income tax (provision)
 benefit...................      (47)   0.0      (210)  (0.2)     (320)  (0.2)
                            --------  -----  --------  -----  --------  -----
Net loss before minority
 interest..................  (11,840) (10.0)   (7,551)  (5.6)  (12,763)  (8.2)
                            ========  =====  ========  =====  ========  =====
Other Operating Data:
--EBITDA................... $ 28,573   24.1  $ 34,313   25.2  $ 40,842   26.4
                            ========  =====  ========  =====  ========  =====

 Year Ended December 31, 1999, Compared to Year Ended December 31, 1998

   Revenues. The Company's total revenues increased $18.5 million, or 13.6%, to $154.7 million in 1999 from $136.2 million in 1998. Revenues for 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   European Perishables Operations. Revenues from the European perishables operations increased $16.9 million, or 13.5%, to $142.0 million in 1999 from $125.1 million in 1998. This increase was primarily attributable to an increase of 14.0% in the number of RTCs used, in the round-trip systems for fresh produce, and to a higher number of trips per RTC. This revenue increase was partially offset by a decrease of 4.1% related to changes in currency exchange rates relative to the previous period. The revenue increase was also a result of IFCO's establishing new retail partners, favorable harvests of citrus fruit, and increased business from existing customers. Revenues for 1999 reflect the correction of an information systems error that created a one-day duplication of revenues in Spain in the first month of 1999, resulting in a decrease of revenues of $0.4 million. Revenues for European perishables operations for 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   Non-European Perishables Operations. Revenues from the non-European perishables operations increased $1.5 million, or 125.6%, to $2.6 million in 1999 from $1.1 million in 1998, as a result of increased volume in Argentina.

   Dry Good Operations. Revenues from the dry good operations increased $0.3 million, or 2.6%, to $10.2 million in 1999 from $9.9 million in 1998, as a result of increased business with a major customer and new business with Deutsche Post AG as a result of the contract that began in September 1999. The increase was offset by a decrease of 4.1% related to changes in currency exchange rates relative to the previous period.

   Cost of Sales and Gross Profit. Gross profit increased to $30.2 million year in 1999 from $30.0 million in 1998, primarily due to increased sales volume. Gross profit as a percentage of revenues decreased from 22.0% in 1998 to 19.5% in 1999.

   European Perishables Operations. The decrease in gross margin was primarily due to additional freight costs incurred to transport crates over longer distances in Europe and a non-recurring charge for RTC breakage in Europe. Additional costs, net of a reimbursement from Schoeller Plast AG, were incurred in 1999 as markets expanded in Europe. The cost reimbursement agreement with Schoeller Plast AG expired as of December 31, 1999. Cost of sales for 1999 reflect accounting charges for the full year in the treatment of washing costs in Denmark, an increased expense of $0.6 million, and an additional accrual for deposits payable based on the actual number of RTCs outstanding to customers in Spain, an increased expense of $0.7 million. In addition, cost of sales for 1999 reflect the correction of an information systems error that created an underreporting of transportation costs, resulting in increased cost of sales of $0.5 million.

   Non-European Perishables Operations. Gross margin for non-European perishables operations sales was slightly lower in 1999 compared to 1998 due to additional start-up costs incurred in South American countries to expand market share.

   Dry Good Operations. Gross margin for sales of dry goods, as a percentage of dry good sales, increased from 13.0% in 1998 to 26.5% in 1999, primarily due to a reduction in internal crate handling costs.

   Selling, General and Administrative Expenses and Other Operating Income (Expenses), Net. Selling, general and administrative expenses and other operating income (expenses), net increased $0.5 million, or 1.8%, to $23.9 million in 1999 from $23.4 million in 1998 and decreased as a percentage of revenues to 15.4% in 1999 from 17.2% in 1998. Certain expenses increased in 1999 accompanying growth in sales volume. Selling, general and administrative expenses and other operating income (expenses), net as a percentage of revenues decreased due to expenditures made in 1998 to prepare for the increase in business that IFCO anticipated in 1999. Thus, the dollar increase was at a lower rate than the growth in revenues. Selling, general and administrative expenses and other operating income (expense), net for 1998 reflects reclassification of sales of granulate to revenues and reclassification of factoring costs and expense to other income and expense to conform to the 1999 presentation.

   Merger and Integration Costs. Merger and integration costs consist of $2.8 million for transaction costs incurred by PalEx, which the Company agreed to reimburse, and $0.7 million for severance pay and other costs related to the Company's initial public offering of its ordinary shares.

   Other Income and Expense. Interest expense increased $0.4 million, or 3.6%, to $12.5 million in 1999 from $12.1 million in 1998. Interest income decreased $1.0 million, or 62.7%, to $0.6 million in 1999 from $1.6 million in 1998. The decrease in interest income was primarily a result of the reduction of receivables from related parties due to the requirements under the Company's credit facilities. Other income and expense for 1998 reflects reclassification of factoring costs and expense from other operating income to conform to the 1999 presentation.

   Foreign currency losses increased $0.9 million, or 480.9%, to $1.1 million in 1999 from $0.2 million in 1998, primarily due to changes in the U.S. dollar and British pound exchange rates.

   Losses from equity investments decreased $1.0 million, or 36.2%, to $1.7 million in 1999 from $2.7 million in 1998.

   As a result of the foregoing, net loss before minority interest increased to $12.8 million in 1999 from $7.6 million in 1998.

 Year Ended December 31, 1998, Compared to Year Ended December 31, 1997

   Revenues. The Company's total revenues increased $17.7 million, or 14.9%, to $136.2 million in 1998 from $118.5 million in 1997. Revenues for 1997 and 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   European Perishables Operations. Revenues from the European perishables operations increased $16.4 million, or 15.1%, to $125.1 million in 1998 from $108.7 million in 1997. This increase was primarily attributable to an increase of 20.6% in the number of RTCs used in the round-trip systems for fresh produce, and the number of trips per RTC. This volume increase was offset by a 2.8% decline in average prices that was primarily caused by volume discounting in the United Kingdom and a 1.6% decline related to changes in currency exchange rates relative to the previous period. The increased use was primarily a result of IFCO's establishing new retail partners, favorable harvests of citrus fruit, and increased business from existing customers. Revenues for European perishables operations for 1997 and 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   Non-European Perishables Operations. Revenues from the non-European perishables operations increased $0.8 million to $1.1 million in 1998 from $0.3 million in 1997, as a result of increased volume in Argentina.

   Dry Good Operations. Revenues from the dry good operations increased $0.3 million, or 3.4%, to $9.9 million in 1998 from $9.6 million in 1997, as a result of increased business with MTS's major customer.

   Cost of Sales and Gross Profit. The Company's total cost of sales increased $6.6 million, or 6.6%, to $106.2 million in 1998 from $99.6 million in 1997, but gross profit as a percentage of revenues increased from 16.0% for 1997 to 22.0% for 1998. These margin gains are primarily a result of the following:

  . increased utilization of the Company's reconditioning depots;

  . the development of more internally operated cleaning facilities, as opposed to contracting with third parties;

  . decreased container breakage costs as a percentage of revenues, primarily as a result of customer education initiatives; and

  . decreased RTC trips between the various handling locations in the RTC movement cycle.

   European Perishables Operations. Cost of sales increased $6.1 million, or 6.6%, to $96.9 million in 1998 from $90.8 million in 1997. The percentage increase in cost of sales was lower than the percentage increase in related revenues for the same period primarily as a result of increasing economies of scale.

   Non-European Perishables Operations. Cost of sales increased $0.5 million, or 227.4%, to $0.7 million in 1998 from $0.2 million in 1997. The percentage increase in cost of sales was lower than the percentage increase in related revenues for the same period due to increasing stabilization of the start-up organization in Argentina and increasing economies of scale.

   Dry Good Operations. Cost of sales was substantially unchanged, both in absolute terms and as a percentage of revenues.

   Selling, General and Administrative Expenses and Other Operating Income (Expenses), Net. Selling, general and administrative expenses and other operating income (expenses), net increased $5.9 million, or 33.9%, to $23.4 million in 1998 from $17.5 million in 1997 and increased as a percentage of revenues to 17.2% in 1998 from 14.8% in 1997. The increase was due to additional staff in electronic data processing, controlling, and logistic management. Selling, general and administrative expenses and other operating income (expense), net for 1997 and 1998 reflects reclassification of sales of granulate to revenues and reclassification of factoring costs and expense to other income and expense to conform to the 1999 presentation.

   Other Income and Expense. Interest expense decreased $2.2 million, or 15.4%, to $12.1 million in 1998 from $14.3 million in 1997. Interest income decreased $2.3 million, or 58.7%, to $1.6 million in 1998 from $3.9 million in 1997. The net reduction in interest costs was primarily a result of less average debt and more favorable interest rates related to IFCO Europe's debt refinancing early in 1998. Other income and expense for 1997 and 1998 reflects reclassification of factoring costs and expense from other operating income to conform to the 1999 presentation.

   Primarily as a result of the foregoing, net loss before minority interest decreased to $7.6 million in 1998 from $11.8 million in 1997.

Liquidity and Capital Resources

   The Company has historically financed its growth with bank financing, the funds from which have been primarily used to purchase additional RTCs.

 Cash Flows

   Operating activities provided $36.3 million of cash in 1999 compared to $59.9 million in 1998, which represents a decrease of $23.6 million, or 39.4%. During 1998, the Company increased its factoring of accounts receivable, which led to a one-time positive cash flow of $25.4 million. Accounts receivable, net of factoring volume, increased $4.0 million in 1999 compared to a decrease of $27.6 million in 1998 caused by the one-time factoring proceeds. During the same period, accounts payable, accrued liabilities, and other liabilities increased $15.8 million compared to an increase of $6.9 million in 1998. These increases accompanied the higher sales volume in 1999 as compared to 1998.

   Operating activities provided $59.9 million of cash in 1998 compared to $29.5 million in 1997, which represents an increase of $30.4 million, or 102.9%. The net increase was due to several factors. In 1997, the Company experienced an increase in accounts receivable of $11.6 million. In 1998, the Company reduced accounts receivable through increased factoring activities, which led to additional positive cash flow of $2.2 million. In 1997, the Company decreased inventory by $7.4 million compared to a $1.6 million increase in 1998. The Company obtained additional liquidity through factoring proceeds of $25.4 million in 1998.

Accounts payable increased $2.1 million in 1997 and $10.9 million in 1998 due to higher sales volume in each period. Accounts payable for 1997 related to certain non-cash RTC purchases have been reclassified to conform to the 1999 presentation.

   Cash used in investing activities in 1999 was $36.5 million compared to $38.8 million in 1998, a decrease of $2.3 million, or 5.9%. The majority of cash used in both periods was for the purchase of RTCs and property, plant, and equipment. The purchase of RTCs decreased by $10.4 million to $27.7 million in 1999 from $38.1 million in 1998, mainly because of a lower average price for purchased RTCs due to the product mix. Cash paid for merger costs and new information technology was $5.1 million in 1999.

   Cash used in investing activities in 1998 was $38.8 million compared to $40.3 million in 1997, which represents a decrease of $1.5 million, or 3.8%. The majority of cash used in both years was for the purchase of RTCs and other property, plant, and equipment, which is the principal reason for the decrease in cash used in investing activities. The investment in RTCs in 1998 was less due to the decreased breakage of RTCs that the Company experienced in 1998. Financial assets and property and equipment were also sold in 1998 and contributed $2.9 million in cash. Certain non-cash RTC purchases for 1997 have been reclassified to conform to the 1999 presentation.

   Cash used in financing activities was $7.8 million in 1999 compared to cash used in financing activities of $6.4 million in 1998. The payments on long-term bank borrowings and capital lease obligations were partially offset by proceeds from the revolving bank borrowings.

   Cash used in financing activities was $6.4 million in 1998 compared to cash provided by financing activities of $5.0 million in 1997. The principal cause for this shift to cash used in financing activities was a significant refinancing of substantially all bank debt by the Company in 1998, which resulted in proceeds of $91.8 million from long-term bank borrowings and a more significant decrease in short- and medium-term bank borrowings. In 1997, $24.9 million in proceeds were generated by the sale of redeemable convertible preferred stock.

   During 1997, General Electric Erste Beteiligungs GmbH ("GE Erste") acquired a 24% interest in IFCO Europe, which is responsible for the European perishables operations, by purchasing redeemable convertible preferred stock for $24.9 million. The proceeds from this capital contribution were primarily used to fund IFCO Europe's operations. In connection with this initial investment in the European operations in 1997, GE Erste received options to increase this investment to 49% and then up to 100% after specified dates had passed and criteria had been met. GE Erste also received options to purchase up to 100% of IFCO International after specified dates had passed and criteria had been met. In connection with these transactions, GE Erste also received the right to require Schoeller Industries to contribute 100% of its interests in MTS, which is responsible for IFCO's dry good operations, to IFCO Europe. As part of the transactions related to the merger, GE Capital Corporation and GE Erste contributed all of their interests and released all of their rights to IFCO.

 The Merger and Initial Public Offering

   In March 2000, IFCO completed the merger of PalEx, Inc., with and into Silver Oak Acquisition Corp., IFCO's newly formed, wholly owned subsidiary, which changed its name to "PalEx, Inc." As a result of the merger and related transactions, IFCO owns all of the stock of the IFCO Companies and PalEx. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

   In connection with the merger, IFCO also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option. The total net proceeds to the Company from the IPO, including the exercise of the overallotment option, were $210.0 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from of the offering of 10 5/8% Senior Subordinated Notes Due 2010 ("Senior Subordinated Notes"), and borrowings from the Company's new senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GE Capital described below, and to fund IFCO's purchase of the remaining joint venture interest in IFCO-U.S.

   In connection with the merger, Schoeller Industries and Gebruder Schoeller Beteiligungsverwaltungs GmbH contributed to IFCO, directly or indirectly, the outstanding capital shares of IFCO Europe, MTS, and IFCO International owned by them.

   In addition, IFCO, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller entered into the Option Release and IPO-Facilitation Agreement with GE Capital and GE Erste, in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH issued a DM45.0 million, or approximately $20.9 million , convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. The Company also paid GE Capital DM43.0 million, or approximately $21.1 million (as of March 8, 2000), out of the net proceeds of the IPO, the offering of the Senior Subordinated Notes, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

 Credit Facilities

   On the closing date of the IPO and the merger, IFCO and PalEx entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. PalEx is the borrower, and IFCO and IFCO's other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO Europe discussed below and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the new senior credit facility.

   The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to PalEx of up to $126.25 million. The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration we pay does not exceed $25.0 million. The aggregate amount of consideration IFCO or its subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed $90.0 million.

   IFCO is able to draw on the revolving credit facility from the closing date of the IPO and the merger through the third anniversary of the closing date. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of IFCO and its subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions. The borrowing base under the revolving credit facility is based on a percentage of IFCO's eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible inventory includes crates and pallets that IFCO and its subsidiaries own for lease to third parties, and eligible RTCs are those owned by IFCO-U.S.

   The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing with September 30, 2000. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if the Company's consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if the Company's consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated total leverage ratio is 1.75 to less than 2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally the Company may elect one-, two-, three- and six-month LIBOR.

   The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing 39 months after the closing date in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

   PalEx has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis. PalEx may obtain letters of credit, in an amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by PalEx on the same business day.

   PalEx's obligations under the new senior credit facility are guaranteed by IFCO and each of its existing and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

   The new senior credit facility contains a number of covenants that, among other things, limit IFCO's and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that IFCO and its subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement.

   The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

   On March 8, 2000, IFCO issued (Euro)200.0 million principal amount of Senior Subordinated Notes, which translates to approximately $181.9 million, in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15 commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO's existing and future senior debt, including IFCO's obligations under the new senior credit facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO's corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter in to sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

   In 1998, IFCO Europe negotiated a new financing arrangement with a lending syndicate for a total of DM181.0 million, or $84.2 million The amount of credit available under the financing arrangement was reduced in 1999 to DM160.5 million, or $74.6 million. The credit facility consisted of DM125.5 million, or $58.4 million, available under a Senior Facility Agreement and DM35.0 million, or $16.3 million, available under a Senior Subordinated Facility Agreement.

   The Senior Facility Agreement consisted of a DM64.0 million, or $29.8 million, fixed term loan and two revolving credit facilities totaling DM61.5 million, or $28.6 million. All borrowings under the Senior Facility Agreement, DM100.5 or $51.5 million of which was outstanding as of December 31, 1999, contained principal reduction provisions, matured in 2004, and accrued interest at EURIBOR plus 1.75%, or 5.31% as of December 31, 1999. The amount available for future borrowings under the Senior Facility Agreement as of December 31, 1999, was DM 25.0 million or $12.8 million.

   Outstanding borrowings under the Senior Subordinated Agreement, which totalled DM35.0 million, or $18.0 million, as of December 31, 1999, accrued interest at a rate of EURIBOR plus 2.75%, or 6.31% as of December 31, 1999. The Senior Subordinated Agreement did not have scheduled principal reductions until a balloon payment in 2005.

   As of December 31, 1999, IFCO Europe would not have been in compliance with certain financial covenants in the Senior Facility Agreement and the Senior Subordinated Agreement. IFCO Europe did not obtain waivers for these violations, since these credit facilities were repaid in full in March 2000 upon completion of the IPO and related transactions.

   The new senior credit facility permits, and the Senior Facility Agreement and Senior Subordinated Agreement previously permitted, specified levels of receivable factoring. During 1994, IFCO Europe had entered into a factoring agreement under which IFCO Europe could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.6% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the factored receivables to IFCO Europe. The remainder, less the factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 4.59% as of December 31,1999. IFCO Europe factored 50% of its revenues and incurred factoring and interest charges under this agreement of $4.0 million in 1998. During 1999, IFCO Europe factored 48% of its revenues and incurred factoring and interest charges of $4.3 million.

   At December 31, 1999, IFCO had entered into several capital lease agreements resulting in total capital lease obligations of $34.5 million.

   To reduce its variable rate interest risk, IFCO Europe entered into an interest rate cap agreement. As of December 31, 1999, this interest rate cap covered DM101.4 million or $52.0 million of its outstanding debt and limited interest rates applicable to those borrowings to 6.75% for $41.2 million of borrowings under the Senior Facility Agreement and to 7.75% for $10.8 million of borrowings under the Senior Subordinated Agreement. The costs of this agreement are included in interest expense rateably over the term of the agreement.

 Capital Expenditures

   IFCO's aggregate capital expenditures were $30.8 million for 1999, $40.2 million for 1998, and $39.6 million for 1997. These capital expenditures were principally for the purchase of RTCs. IFCO anticipates that a planned expansion of the European perishables RTC pool will require investments of $50.3 million in 2000 and

$55.7 million in 2001. For the planned expansion of the non-European perishables RTC pool, IFCO projects capital expenditures of $26.3 million in 2000 and $37.1 million in 2001. The Company currently anticipates capital expenditures for additional and replacement pallet and drum manufacturing equipment and pallet pool expenditures of $27.0 million during 2000 and $24.2 million during 2001.

 Future Liquidity Needs

   IFCO believes it will be able to finance operations and scheduled debt repayments from operating cash flow and additional borrowings under the new senior credit facility for the foreseeable future. The planned capital expenditures will be financed by the new senior credit facility. IFCO's ability to make scheduled payments of principal or interest on, or to refinance, its debt, or to fund planned capital expenditures, will depend on its future performance. IFCO's ability to do so is subject to general economic, financial, competitive, legislative, regulatory, and international and U.S. and European domestic political factors and other factors that are beyond its control. IFCO may not generate sufficient cash flow from operations, anticipated revenue growth and operating improvements may not be realized or future capital may not be available in an amount sufficient, or on acceptable terms, to enable it to service its debt or to fund its other liquidity needs.

Impact of Inflation

   The results of IFCO's operations for the periods discussed have not been materially affected by inflation.

Unaudited Pro Forma Combined and Consolidated Statement of Operations for 1999

   The following table presents pro forma results of the Company as if the merger, IPO, and related transactions had occurred as of January 1, 1999. The pro forma adjustments include:

  . amortization of goodwill as a result of the acquisition of PalEx, the purchase of the remaining interest in IFCO-U.S., and the acquisition of options and rights of GE Capital and GE Erste

  . interest expense reduction resulting from the payment of debt using proceeds of the IPO and Senior Subordinated Notes

  . additional interest expense due on the Senior Subordinated Notes

  . the consolidation of revenues and expenses of IFCO-U.S. as a wholly owned subsidiary, the elimination of the loss accounted for under the equity method, and the elimination of previously recorded interest expense on debt assumed to be paid off as of the beginning of the year

  . amortization of new loan costs

  . the pro forma tax effect of all other pro forma adjustments

                               IFCO Systems N.V.

     Unaudited Pro Forma Combined and Consolidated Statement of Operations

                      For the Year Ended December 31, 1999
              (In thousands, except for share and per share data)

                                                           IFCO        IFCO
                                                          Systems     Systems
                                                         Pro Forma   Pro Forma
                            IFCO     PalEx    Combined  Adjustments  Combined
                          --------  --------  --------  ----------- -----------
REVENUES................  $154,726  $386,887  $541,613    $5,751    $   547,364
COST OF GOODS SOLD......   124,485   311,735   436,220     5,376        441,596
INVENTORY VALUATION
 ADJUSTMENT.............        --        --        --        --             --
                          --------  --------  --------    ------    -----------
  Gross Profit..........    30,241    75,152   105,393       375        105,768
SELLING, GENERAL AND
 ADMINISTRATIVE
 EXPENSES...............    24,511    44,249    68,760     2,144         70,904
MERGER AND INTEGRATION
 COSTS..................     3,519        --     3,519        --          3,519
AMORTIZATION OF GOODWILL
 AND OTHER INTANGIBLE
 ASSETS.................       289     4,774     5,063     4,208          9,271
RESTRUCTURING CHARGE....        --        --        --        --             --
OTHER OPERATING INCOME,
 NET....................      (639)       --      (639)       --           (639)
                          --------  --------  --------    ------    -----------
  Income from
   operations...........     2,561    26,129    28,690    (5,977)        22,713
NET INTEREST COST.......   (11,934)  (14,996)  (26,930)    5,707        (21,223)
OTHER INCOME (EXPENSE),
 NET....................    (3,070)    1,397    (1,673)    1,702             29
                          --------  --------  --------    ------    -----------
(Loss) income before
 provision (benefit) for
 income taxes...........   (12,443)   12,530        87     1,432          1,519
MINORITY INTEREST.......    (1,291)             (1,291)                  (1,291)
INCOME TAX PROVISION
 (BENEFIT)..............       320     5,777     6,097     2,033          8,130
                          --------  --------  --------    ------    -----------
  Net (loss) income.....  $(14,054) $  6,753  $ (7,301)   $ (601)   $    (7,902)
                          ========  ========  ========    ======    ===========
Net loss per share--
 basic and diluted......                                            $     (0.20)
                                                                    ===========
Shares used in computing
 net loss per share--
 basic and diluted......                                             40,432,278
                                                                    ===========

   The following table presents pro forma earnings before interest, taxes, depreciation and amortization ("EBITDA") and non-recurring charges. Pro forma EBITDA and non-recurring charges is not presented as an alternative measure of operating results or cash flow from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. Pro forma EBITDA and non-recurring charges as presented is not necessarily comparable with similarly titled measures presented by other companies.

   Non-recurring items for 1999 include $1.3 million for minority interest, $3.5 million of merger and integration costs, and $1.7 million for losses from equity entities. Non-recurring items for 1998 include $1.3 million for minority interest and $2.7 million for losses from equity entities.

                                                                 IFCO     1999 IFCO
                          1998      1999     1999     1999     Pro Forma  Pro Forma
                          IFCO      IFCO     PalEx  Combined  Adjustments Combined
                         -------  --------  ------- --------  ----------- ---------
Net income (loss)....... $(8,825) $(14,054) $ 6,753 $(7,301)    $(1,804)   $(9,105)
Interest................  10,494    11,934   14,996  26,930      (4,504)    22,426
Taxes...................     210       320    5,777   6,097       2,033      8,130
Depreciation and
 amortization...........  28,434    36,094   14,669  50,763       5,975     56,738
Non-recurring items.....   4,000     6,548       --   6,548          --      6,548
                         -------  --------  ------- -------     -------    -------
EBITDA.................. $34,313  $ 40,842  $42,195 $83,037     $ 1,700    $84,737

Business Outlook

   The completion of the IPO and the merger, the sale of the Senior Subordinated Notes, and the securing of a new senior credit facility position the Company to invest in the expansion of existing markets, the entry into new markets, new and improved products, maintenance of existing facilities, and strategic expansion of profitable business segments. The Company's goal is to create and perpetuate an identity as a one-stop materials management and handling resource for its customers. IFCO will continue to develop its infrastructure as a merged company, both in terms of physical locations as well as with strong, managerially experienced, customer-oriented employees.

Research and Development Activities

   Research and development at the Company is not a concept created by the merger. The growth of the IFCO Companies reflects a history of devotion to innovation and creativity, which has been adopted as a core value of IFCO. The Company will continue to develop innovations in its products and in the way it serves its customers. In doing so the Company expects to see the same success and growth as the IFCO Companies enjoyed.

   The Company views research and development activities as three-dimensional:
(1) new products and services for its current and prospective customers; (2) expansion into new regions with its existing products and services; and (3) addition of new services to its existing service offerings.

   IFCO is focused on the creation, development, and implementation of e-logistics, a concept designed to promote the paperless flow of goods throughout the distribution chain. E-logistics uses IFCO's RTC systems to combine information flow, to a great extent facilitated by the Internet, with the physical flow of goods. The Company believes e-logistics enables customers and retailers to achieve additional efficiencies throughout the distribution chain.

   IFCO is also developing its business through geographic expansion of its RTC system for European produce, primarily incurring developing expenses in North America and, to a lesser extent, South America. In addition, the Company is leveraging off of its expertise to develop new systems and services offerings. IFCO is expending significant development efforts in this manner, primarily in the area of pallet systems and services in North America and dry goods systems in Europe.

   IFCO regularly engages in research and development activities in all of its existing lines of businesses with respect to product, service, and system innovation.

Employment Information

   As of December 31, 1999, 1998, and 1997, IFCO employed 630, 530, and 421 people, respectively, throughout its global operations.

Seasonality

   IFCO's RTC revenues vary depending on the fruit and vegetable-harvesting season in different countries. Historically, a higher portion of its sales and operating income has been recognized in the fourth quarter than in the first quarter, which has historically been its weakest quarter. Revenues in Germany and France, for example, are highest in summer and fall, whereas revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport IFCO's RTCs from warmer countries in Southern Europe are higher than the costs to transport the RTCs from closer locations in Central Europe. IFCO accordingly charges customers in these Southern European countries higher usage fees.

Related Party Supplier

   In 1997, a subsidiary of IFCO Europe entered into a ten-year supply agreement with Schoeller Plast Industries GmbH, a 100%-owned subsidiary of Schoeller Industries, to provide the IFCO Companies with substantially all of their new RTCs. The supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of Schoeller Plast Industries GmbH. Changes in pricing may occur when Schoeller Plast AG's production costs vary by more that 15%. Under the terms of the supply agreement, IFCO receives a fixed price per kilogram for broken containers, which are taken back by Schoeller Plast AG.

Foreign Currency Translation Effects

   The functional currency of IFCO is the Deutsch mark. IFCO has elected the U.S. dollar as its reporting currency and consequently, assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the Deutsch mark. For the translation of the Company's financial statements into U.S. dollars, the exchange rate at the respective balance sheet date is used for assets and liabilities and a weighted average exchange rate for the period for revenues, expenses, gains, and losses. The following exchange rates for the translation of the Deutsch mark into U.S. dollars were used:

                                                          Weighted  Rate at the
                                                          average     balance
                           Period                         rate(1)  sheet date(2)
                           ------                         -------- -------------
   Year ended December 31, 1997..........................  0.5757     0.5580
   Year ended December 31, 1998..........................  0.5685     0.6140
   Year ended December 31, 1999..........................  0.5454     0.5125

--------
(1) The average of the buying rates for the Deutsch mark by the Federal Reserve Bank of New York, expressed as U.S. dollars per DM1.00, on the last business day of each full month during the indicated period.
(2) The buying rate, expressed as U.S. dollars per DM1.00, as of the indicated balance sheet date.

   In "Liquidity and Capital Resources" the balance sheet date rates above are used to translate Deutsch-mark-denominated amounts into approximate U.S. dollar amounts. Otherwise in this report, approximate dollar amounts are provided for euro-denominated amounts based on the Federal Reserve Bank of New York noon buying rate on the date indicated or on May 24, 2000, (Euro)1.00 = $0.9096, if no date is indicated. Approximate dollar amounts are provided for Deutsch-mark-denominated amounts based on this euro rate and the fixed conversion rate of
(Euro)1.00 = DM1.95583, resulting in a rate of DM1 = $0.4651. The exchange rates as of March 8, 2000, the closing date for the merger and the IPO, were
(Euro)1.00 = $0.9576 and DM1 = $0.4896.

Euro Currency

   On January 1, 1999, conversion rates of the national currencies of eleven European Union members, including Germany, were fixed against a common currency, called the euro. Each participating country's currency is legal tender during a transition period from January 1, 1999, until January 1, 2002, after which only the euro will be used. IFCO have assessed their internally developed and purchased information technology applications to determine the changes needed to process euro-denominated transactions. As a result, IFCO's systems have been changed or will be changed to process euro-denominated transactions. Additional costs associated with the transition period are expected to be minimal and are not expected to have a material adverse effect on IFCO's financial results. In the future, the Company will use the euro as its functional currency in connection with its new information technology systems.

Quantitative and Qualitative Disclosures About Market Risks

   IFCO is exposed to two broad classes of risk: interest rate risk and currency exchange rate fluctuations.

   IFCO's exposure to interest rate risk relates primarily to its variable rate debt. At December 31, 1999, the carrying value of its total variable rate debt was $69.6 million. To help to reduce variable rate interest risk, the IFCO Companies have entered into an interest rate cap agreement, which as of December 31, 1999, covered $52.0 million of the outstanding debt and limits interest rates related to these borrowings to 6.75% for $41.2 million of borrowings under the Senior Facilities Agreement and to 7.75% for $10.8 million of borrowings under the Senior Subordinated Agreement. The following table shows interest sensitivities of hypothetical changes in interest rates on the debt as of December 31, 1999, net of any interest rate differential received on the cap:

Change in interest rate in
 percentage points from
 December 31, 1999, borrowing
 level..........................      -3%    -1%   +1%     +3%     +5%     +1%
Increase (decrease) in net
 interest expense (in
 thousands)..................... $(2,217) $(739) $739  $1,354  $1,726  $2,656

   IFCO is exposed to a degree of currency risk by virtue of conducting a portion of its business in currencies other than the Deutsch mark. The Company's currency risk arises from foreign currency receivables as well as from firm commitments to purchase services and supplies in the future in currencies other than the Deutsch mark. Foreign currency transaction gains and losses have not been material to the results of operations during the past three years. Currently, IFCO's policy is not to use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The introduction of the euro should further reduce IFCO's exposure to exchange rate fluctuations from its European operations.

Year 2000

   The Company is unaware of any material impact resulting from or that could result from the year 2000 issue.

Forward-looking Disclaimer

   Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

   These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) IFCO's ability to effectively integrate its operations and achieve its operational and growth objectives; (2) the competitive nature of the container businesses, including RTCs, pallets, and industrial containers; (3) customer demand and business and economic cycles; (4) the ability to finance capital expenditures and growth; (5) conditions in lumber markets, (6) seasonality, (7) weather conditions; (8) changes in national or international politics and economics; (9) currency exchange rate fluctuations; and (10) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

   Important factors that could cause IFCO's actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

                                   MANAGEMENT

   Responsibility for the management of IFCO lies with its board of directors, consisting of A members and B members. The maximum number of members of the board of directors shall be nine, and the number shall be determined by the general meeting of shareholders with the understanding that there shall be at least one A member. The B members are responsible for the general course of affairs of the Company and its enterprise. The A members are responsible for the day-to-day management of the Company and its enterprise. The members of the board of directors are appointed by the general meeting of shareholders. The A members serve for an indefinite period of time. The B members must resign no later than the close of the annual shareholders meeting held in the fourth year after the year of their last appointment, but can be reappointed. IFCO can be represented by the board of directors, by each A member individually, and by each B member acting jointly with an A member. Executive officers are appointed by the board of directors and constitute the equivalent of a management board of a company with a supervisory board and management board management structure.

   IFCO's directors and executive officers are as follows:

            Name             Age                     Position
            ----             ---                     --------
Christoph Schoeller.........  42 Chairman and B Director
Martin A. Schoeller.........  44 Chief Executive Officer and A Director
Cornelius Geber.............  48 B Director
Sam W. Humphreys............  40 B Director
Randall Onstead.............  44 B Director
Eckhard Pfeiffer............  58 B Director
Dr. Frank Tofflinger........  39 B Director
James Griffin...............  46 Chief Executive Officer, North America
David Lee...................  51 Chief Executive Officer, Europe and Global
                                  Systems
Vance K. Maultsby, Jr.......  47 Executive Vice President, Strategy and Finance
                                  and Chief Financial Officer
Edward E. Rhyne.............  40 Executive Vice President and General Counsel
Howe Q. Wallace.............  45 Executive Vice President, Human Resources

   Christoph Schoeller became Chairman of the Board of Directors of IFCO in January 2000 and a B director in March 2000. Christoph Schoeller has been a Managing Director of IFCO Europe since November 1997. Christoph Schoeller became a director of PalEx in March 2000 upon completion of the merger. In 1992, he co-founded IFCO GmbH and MTS with his brother, Martin Schoeller. Mr. Schoeller is responsible for advancing both IFCO Europe's and MTS's market and product development and logistics network. In 1982, Mr. Schoeller joined the Schoeller group of companies, which are engaged in plastics manufacturing and other activities, and presently serves as one of its Managing Directors. From 1982 through 1984, he was involved in international sales and licensing in the Eastern hemisphere. From 1985 to 1988, Christoph Schoeller was focused on product development and build-up of the sales organization. From 1988 until 1992, Mr. Schoeller developed Schoeller Industries' sales and marketing organization. Mr. Schoeller is a member of the supervisory board of Trans-o-flex Schnell-Lieferdienst AG, a logistics company, and was formerly a member of the supervisory board of Danzas Holding AG, a logistics company, until its merger with Deutsche Post AG.

   Martin A. Schoeller became Chief Executive Officer and the A director of IFCO in March 2000 and was designated an executive officer of the Company. Martin Schoeller has been a Managing Director of IFCO Europe since November 1997 and the sole Managing Director of IFCO International since May 1995. Martin Schoeller became a director of PalEx in March 2000 upon completion of the merger. In 1992, Mr. Schoeller co-founded IFCO GmbH and MTS with his brother, Christoph Schoeller. In 1980, Martin Schoeller joined the Schoeller group of companies and presently serves as one of its Managing Directors. Initially, he managed a plastics plant, from 1980 to 1982. From 1982 through 1984, he was involved in international sales and licensing. From 1985 to 1988, Mr. Schoeller was focused on developing plant operations. From 1988 until

1992, Martin Schoeller developed several European production companies. Mr. Schoeller presently serves as the Chairman of the European Association of Dynamic Entrepreneurs, Europe's 500, in Germany.

   Cornelius Geber became a B director of IFCO in March 2000. Mr. Geber has been the CEO of Kuhne & Nagel AG & Co., a worldwide transport company, since 1996. From 1993 until 1998, Mr. Geber was a member of the holding board of directors for Kuhne & Nagel International AG, a Swiss holding company of the worldwide Kuhne & Nagel group. Mr. Geber has been a member of the board of Friedrich Grohe AG, Hemer, a plumbing supply company, since October 1999. Mr. Geber has been the Head of the Board of Paul Gunther Logistik AG, Hamburg, a German transport and logistics company, since January 2000. Mr. Geber has been a senior consultant to the board of directors of Deutsche Post AG, and a consultant to BC Partner's Hamburg, the largest private equity investor group in Europe, since April 1999.

   Sam W. Humphreys became a B director of IFCO in March 2000. Mr. Humphreys is engaged in private equity and venture capital investing. Until completion of the merger in March 2000, he was a director of PalEx since January 1996 and non-executive Chairman of the Board since March 1997. Through Main Street Merchant Partners II, L.P., a merchant banking firm, and other investment partnerships, Mr. Humphreys was involved in the creation and development of numerous businesses during the 1990s and has served in executive management positions and on the board of directors of several of these businesses, including C\\2\\ Media, Inc., a digital media business; e-CommLink, Inc., which provides Internet banking systems to commercial banks; U.S. Delivery Systems, Inc., the largest same-day local delivery company in the U.S; and Envirofil, Inc., a solid-waste management company.

   Randall Onstead became a B director of IFCO in March 2000. Mr. Onstead served as Chairman and Chief Executive Officer of Randall's Food Markets, Inc. from 1998 until September 1999. From 1996 until 1998, Mr. Onstead was President and Chief Executive Officer of Randall's. From 1986 until 1996, Mr. Onstead was President and Chief Operating Officer of Randall's. Randall's is a retail supermarket chain that had sales of over $2.7 billion in 1999.

   Eckhard Pfeiffer became a B director of IFCO in March 2000. Mr. Pfeiffer is Chairman of Intershop Communications AG and Chairman of Ricardo.de AG. From 1991 until 1999, Mr. Pfeiffer was the President and Chief Executive Officer of Compaq Computer Corporation, the largest global computer systems manufacturer. Mr. Pfeiffer is a member of the board of directors of General Motors Corporation, Hughes Electronics Corporation, and Bell Atlantic Corporation and serves on the advisory board of Deutsche Bank AG. Mr. Pfeiffer is a member of the board of trustees of Southern Methodist University and serves on the executive board of Southern Methodist University's Cox School of Business.

   Dr. Frank Tofflinger became a B director of IFCO in March 2000. Dr. Tofflinger has been Director of the Carlyle Group Europe, a private equity group based in Washington DC, since January 2000. From July 1996 until December 1999, Dr. Tofflinger was Managing Director of Schoeller Industries. From December 1993 until June 1996, Dr. Tofflinger was Managing Director of IMM Office Systems, a large European independent copy and facsimile systems distribution and service organization.

   Jim Griffin became Chief Executive Officer, North America of IFCO in March 2000 and was designated an executive officer of the Company. From 1996 until joining the Company, Mr. Griffin was President of Ryder Transportation Services, managing operations in the United States, Canada, the United Kingdom, and Germany. During this same period, he also managed global purchasing and corporate brand management and served as a member of Ryder's Corporate Strategy, Policy, and Operating Committees. From 1993 through 1996, he was President of Ryder Automotive Carrier Services, where he was responsible for 6,000 employees in 75 locations throughout the United States and Canada. From 1990 through 1992, Mr. Griffin was Vice President and General Manager of the Mid-South Area for Ryder Transportation Services. Mr. Griffin is a Certified Public Accountant.

   David Lee became Chief Executive Officer, Europe and Global Systems of IFCO in May 2000 and was designated an executive officer of the Company. From April 1999 until joining the Company, Mr. Lee was the

European President and Chief Executive Officer of Transport International Pool and Modular Space, two subsidiaries of GE Capital. From April 1998 to April 1999, he served as European President and Managing Director of Transport International Pool. From May 1996 until January 1998, he served as Executive Vice President CHEP Americas and President of CHEP Mexico, Brazil and Argentina with commercial responsibility for sales, service, and operational strategy for North and South America. During the same period, Mr. Lee was also Chairman of the International Commercial Group that oversaw CHEP businesses around the world. From 1990 through 1996, Mr. Lee was Senior Vice President of CHEP USA, where he was responsible for sales, service, and operational strategy for the Northeast United States.

   Vance K. Maultsby, Jr. became Executive Vice President, Strategy and Finance and Chief Financial Officer of IFCO in March 2000 and was designated an executive officer of the Company. Mr. Maultsby also became a director of PalEx in March 2000 upon completion of the merger. Mr. Maultsby has been Chief Executive Officer of PalEx since December 1996. Mr. Maultsby served as PalEx's President from November 1996 until November 1998. From 1993 to 1996, Mr. Maultsby was a partner with Ernst & Young LLP, where he managed the Dallas, Texas office of its Corporate Finance Group. From 1989 to 1992, Mr. Maultsby was chief executive officer of Alemar Financial Company, later named Alemar Cost Reduction, Inc., which provided financial advisory services to a variety of industries. From 1985 to 1989, Mr. Maultsby was an officer in the Corporate Finance Group for Stephens Inc., an investment banking firm. Prior to the position with Stephens Inc., Mr. Maultsby was a partner with KPMG Peat Marwick, served as the National Director of its Petroleum Industry Practice, was co-director of its Southwest Area Mergers and Acquisitions Advisory Practice and practiced public accounting for more than five years. Mr. Maultsby is a Certified Public Accountant.

   Edward E. Rhyne became Executive Vice President and General Counsel of IFCO in March 2000 and was designated an executive officer of the Company. Mr. Rhyne has been Vice President and General Counsel of PalEx since June 1997. Prior to his employment with PalEx, Mr. Rhyne was a partner at Gardere & Wynne, L.L.P., where he was engaged in the private practice of law as a securities and mergers and acquisitions lawyer for more than five years.

   Howe Q. Wallace became Executive Vice President, Human Resources of IFCO in March 2000 and was designated an executive officer of the Company. Mr. Wallace has been the Chief Human Resource Officer of PalEx since its formation in 1997. He served in that same capacity for Ridge Pallets, one of PalEx's founding companies since 1983. Mr. Wallace served on the board of directors of the National Wooden Pallet and Containers Association from February 1995 to February 1998, and has been active in industry education efforts.

          SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

   The following table sets forth as of May 24, 2000, the beneficial ownership of IFCO ordinary shares, by each person who, to IFCO's knowledge, beneficially owned more than 10% of its ordinary shares and all of its directors and executive officers as a group.

   Except as indicated, beneficial ownership includes the sole power to vote and dispose of IFCO ordinary shares. If a person has the right to acquire beneficial ownership of any ordinary shares by exercise of options within 60 days after May 24, 2000, the ordinary shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of IFCO ordinary shares that person owns. These ordinary shares are not included in the computations for any other person.

                                                          Beneficial Ownership
                                                          ---------------------
                  Name of Beneficial Owner                  Shares   Percentage
                  ------------------------                ---------- ----------
     Christoph Schoeller(1).............................  20,771,500    48.0%
     Martin A. Schoeller(1).............................  20,771,500    48.0%
     All directors and executive officers as a group (12
      persons)(2).......................................  22,310,952    50.3%

--------
(1) The listed ordinary shares are owned directly by Schoeller Logistic Technologies Holding GmbH, which is owned 75.95% by Schoeller Industries and 24.05% by Gebruder Schoeller. Schoeller Industries and Gebruder Schoeller are each beneficially owned by Christoph Schoeller, Martin Schoeller, Andrea Schoeller, and Schoeller KG. Christoph Schoeller and Martin Schoeller share voting and investment power with respect to the capital shares of Schoeller Logistic Technologies Holding GmbH, Schoeller Industries, Schoeller Holdings GmbH, which directly owns the shares of Schoeller Industries, and Gebruder Schoeller. Includes (a) 1,900,000 ordinary shares beneficially owned by Andrea Schoeller, Christoph Schoeller's wife, and (b) 2,000,000 ordinary shares beneficially owned by Schoeller KG, which is beneficially owned by Alexander Schoeller and Leopold Schoeller, the children of Martin Schoeller. Christoph Schoeller and Martin Schoeller disclaim beneficial ownership of the ordinary shares beneficially owned by Andrea Schoeller and by Schoeller KG. Each of Christoph and Martin Schoeller have been granted options to purchase 771,500 IFCO ordinary shares that are fully exercisable.
(2) Includes (a) a total of 3,901,131 ordinary shares with respect to which the director or executive officer disclaims beneficial ownership and (b) options to purchase a total of 1,843,000 ordinary shares that are exercisable within 60 days of May 24, 2000. Excludes options to purchase a total of 1,396,805 ordinary shares that are not exercisable.

                                   SIGNATURES

   The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 30, 2000.

                                          IFCO SYSTEMS N.V.

                                                /s/ Vance K. Maultsby, Jr.
                                          By: _________________________________
                                                  Vance K. Maultsby, Jr.
                                            Executive Vice President, Strategy
                                                        and Finance
                                                and Chief Financial Officer

                                                     /s/ M. Ted Grubbs
                                          By: _________________________________
                                                       M. Ted Grubbs
                                                   Corporate Controller

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Accountants......................................... F-2
Combined and Consolidated Balance Sheets.................................. F-3
Combined and Consolidated Statement of Operations......................... F-4
Combined and Consolidated Statements of Comprehensive Income.............. F-5
Combined and Consolidated Statements of Changes in Shareholders' Equity... F-6
Combined and Consolidated Statements of Cash Flows........................ F-7
Notes to Combined and Consolidated Financial Statements................... F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of IFCO Systems N.V.
Rivierstaete
Amsteldijk 166, 1079 LH
Amsterdam

In our opinion, the accompanying combined and consolidated balance sheets and the related combined and consolidated statements of operations, comprehensive income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the combined and consolidated financial position of IFCO Systems N.V. and its subsidiaries (collectively "the Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States on the basis described in Note 1. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States and Germany, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft
Dusseldorf, Germany
April 26, 2000

(Betz)                                    (Hartmann)
Wirtschaftsprufer                         Wirtschaftsprufer

                               IFCO SYSTEMS N.V.

                    COMBINED AND CONSOLIDATED BALANCE SHEETS

                             (In thousands of US$)

                                                              December 31,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................ $ 23,642  $ 12,240
  Receivables..............................................   74,462    64,809
  Other....................................................    1,874     4,591
                                                            --------  --------
    Total current assets...................................   99,978    81,640
PROPERTY, PLANT AND EQUIPMENT, net.........................  172,437   167,678
OTHER NON-CURRENT ASSETS...................................   12,038    17,303
                                                            --------  --------
    Total assets........................................... $284,453  $266,621
                                                            ========  ========
           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans......................................... $    500  $    795
  Short-term related party loans...........................    2,618     2,280
  Current maturities of long-term debt.....................    4,912    70,038
  Current maturities of capital lease obligations..........    9,340    10,329
  Refundable deposits......................................   70,875    66,436
  Accounts payable.........................................   69,287    83,209
  Accrued expenses and other current liabilities...........    7,303     7,918
  Deferred income..........................................    6,573     5,459
                                                            --------  --------
    Total current liabilities..............................  171,408   246,464
ACCUMULATED LOSSES IN EXCESS OF INVESTMENT IN EQUITY
 ENTITIES..................................................    4,472     5,623
LONG-TERM DEBT, net of current maturities..................   77,874
CAPITAL LEASE OBLIGATIONS, net of current maturities.......   26,867    24,198
COMMITMENTS AND CONTINGENCIES..............................
MINORITY INTEREST..........................................   28,887    25,316
PARTICIPATING RIGHTS.......................................    4,274     3,259
REDEEMABLE PARTICIPATING RIGHTS............................    1,544     1,433
SHAREHOLDERS' EQUITY:
  Contributed capital of predecessor companies.............   10,017
  Common stock, (Euro)10 par value, authorized 5,000,000
   shares; issued 1999--5,000 shares, issued 1998--
   0 shares................................................                 54
  Paid-in capital..........................................             10,339
  Accumulated deficit......................................  (38,858)  (52,737)
  Accumulated other comprehensive income (loss)............   (2,032)    2,672
                                                            --------  --------
    Total shareholders' equity.............................  (30,873)  (39,672)
                                                            --------  --------
    Total liabilities and shareholders' equity............. $284,453  $266,621
                                                            ========  ========

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

               COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

                             (In thousands of US$)

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
REVENUES......................................... $118,546  $136,176  $154,726
COST OF SALES:
  Depreciation and amortization expense and crate
   breakage......................................   26,929    28,051    35,805
  Other costs of sales...........................   72,693    78,167    88,680
                                                  --------  --------  --------
                                                    99,622   106,218   124,485
                                                  --------  --------  --------
    Gross profit.................................   18,924    29,958    30,241
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.....   18,328    24,289    24,511
MERGER AND INTEGRATION COSTS.....................                        3,519
AMORTIZATION OF GOODWILL.........................      675       383       289
OTHER OPERATING (INCOME) EXPENSES, NET...........     (840)     (864)     (639)
                                                  --------  --------  --------
    Income (loss) from operations................      761     6,150     2,561
INTEREST EXPENSE.................................  (14,302)  (12,101)  (12,534)
INTEREST INCOME..................................    3,887     1,607       600
FOREIGN CURRENCY (LOSSES) GAINS..................       25      (188)   (1,092)
LOSSES FROM EQUITY ENTITIES......................   (2,347)   (2,726)   (1,738)
OTHER INCOME (EXPENSE), net......................      183       (83)     (240)
                                                  --------  --------  --------
    Loss before income taxes and minority
     interest....................................  (11,793)   (7,341)  (12,443)
INCOME TAX PROVISION.............................      (47)     (210)     (320)
MINORITY INTEREST................................             (1,274)   (1,291)
                                                  --------  --------  --------
    Net loss.....................................  (11,840)   (8,825)  (14,054)
PARTICIPATING RIGHTS.............................      630       (88)      175
                                                  --------  --------  --------
    Net loss applicable to common stock.......... $(11,210) $ (8,913) $(13,879)
                                                  ========  ========  ========
Basic loss per share (in US$)....................   ($0.56)   ($0.45)   ($0.69)


 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

           COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                             (In thousands of US$)

                                                     1997      1998      1999
                                                   --------  --------  --------
Net loss.......................................... $(11,840) $ (8,825) $(14,054)
Other comprehensive income (loss):
  Foreign currency translation adjustment.........      317    (1,970)    4,704
                                                   --------  --------  --------
Comprehensive loss................................ $(11,523) $(10,795) $ (9,350)
                                                   ========  ========  ========




 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

          COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (In thousands of US$)

                         Contributed                             Accumulated
                         Capital of                                 Other
                         Predecessor Common Paid-In Accumulated Comprehensive Shareholders'
                          Companies  Stock  Capital   Deficit   Income (Loss)    Equity
                         ----------- ------ ------- ----------- ------------- -------------
BALANCE January 1,
 1997...................  $ 10,017     --        --  $(10,100)     $  (379)     $   (462)
Capital distribution,
 net of tax.............        --     --        --    (8,635)          --        (8,635)
Participating rights,
 net of tax.............        --     --        --       774           --           774
Redeemable cumulative
 participating rights,
 net of tax.............        --     --        --      (144)          --          (144)
Foreign currency
 adjustment.............        --     --        --        --          317           317
Net loss................        --     --        --   (11,840)          --       (11,840)
                          --------    ---   -------  --------      -------      --------
BALANCE December 31,
 1997...................    10,017                    (29,945)         (62)      (19,990)
Participating rights,
 net of tax.............        --     --        --        61           --            61
Redeemable cumulative
 participating rights,
 net of tax.............        --     --        --      (149)          --          (149)
Foreign currency
 adjustment.............        --     --        --        --       (1,970)       (1,970)
Net loss................        --     --        --    (8,825)          --        (8,825)
                          --------    ---   -------  --------      -------      --------
BALANCE December 31,
 1998...................    10,017                    (38,858)      (2,032)      (30,873)
Original cash
 contribution on March
 31, 1999...............        --     54        --        --           --            54
Participating rights,
 net of tax.............        --     --        --       328           --           328
Contribution from
 shareholder, net of
 tax....................       322     --        --        --           --           322
Contribution of shares
 from SLT...............   (10,339)    --    10,339        --           --            --
Redeemable cumulative
 participating rights,
 net of tax.............        --     --        --      (153)          --          (153)
Foreign currency
 adjustment.............        --     --        --        --        4,704         4,704
Net loss................        --     --        --   (14,054)          --       (14,054)
                          --------    ---   -------  --------      -------      --------
BALANCE December 31,
 1999...................  $     --    $54   $10,339  $(52,737)     $ 2,672      $(39,672)
                          ========    ===   =======  ========      =======      ========



 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (In thousands of US$)

                                                     Year Ended December 31,
                                                    ---------------------------
                                                      1997     1998      1999
                                                    --------  -------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..........................................  $(11,840) $(8,825) $(14,054)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
 Depreciation and amortization expense and crate
  breakage........................................    26,929   28,051    35,805
 Amortization of goodwill.........................       675      383       289
 Amortization of intangible assets and debt
  issuance costs..................................        --    1,036     1,311
 Foreign currency (gains) losses..................       (25)     188     1,092
 Loss applicable to minority interests............              1,274     1,291
 (Profit)/loss on sale of property, plant and
  equipment.......................................        (2)      --         2
 Losses from equity entities......................     2,347    2,726     1,738
 Changes in operating assets and liabilities--
  Proceed from factoring arrangement..............        --   25,435    32,887
  Receivables.....................................   (11,588)   2,160   (36,851)
  Other assets, long term.........................       243      176       202
  Inventory.......................................     7,414   (1,621)   (2,742)
  Prepaid expenses and other current accounts.....       107      673      (443)
  Accounts payable................................     2,133   10,933     6,429
  Other current liabilities.......................     3,515   (7,791)   (1,683)
  Accrued liabilities.............................     8,722    3,803    11,073
  Deferred income.................................       917    1,337       (28)
                                                    --------  -------  --------
   Net cash provided by operating activities......    29,547   59,938    36,318
                                                    --------  -------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of crates...............................   (39,007) (38,098)  (27,691)
 Purchase of property, plant and equipment........      (562)  (2,097)   (3,076)
 Purchase of other intangible assets..............      (243)     (33)   (3,097)
 Merger costs.....................................        --       --    (2,039)
 Investment in equity entities....................      (478)  (1,390)     (587)
 Proceeds from sale of property and equipment.....       448      106        --
 Sale(purchase) of investments carried at cost....      (436)   2,746        --
                                                    --------  -------  --------
   Net cash used in investing activities..........   (40,278) (38,766)  (36,490)
                                                    --------  -------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from original issuance of shares........                           54
 Proceeds from sale of redeemable convertible
  preferred stock.................................    24,949       --        --
 Proceeds from shareholder contribution...........        --       --       322
 Payments on short-term bank borrowings...........        --  (51,254)       --
 Payments on long-term bank borrowings............    (3,502) (15,351)  (13,634)
 Payments on short-term related party loans.......        --  (25,779)     (196)
 Payments on capital lease obligations............   (14,214)  (5,331)   (9,401)
 Proceeds from short term bank borrowings.........     8,591       --       314
 Proceeds from long term bank borrowings..........        --   91,756    14,453
 Proceeds from related party loans................     3,997    1,850       276
 Payment for interest rate cap....................        --     (202)       --
 Debt issuance costs..............................    (6,621)  (2,131)       --
 Capital distribution to shareholders.............    (8,635)      --        --
 Other............................................       464       --        --
                                                    --------  -------  --------
   Net cash provided by (used in) financing
    activities....................................     5,029   (6,442)   (7,812)
                                                    --------  -------  --------

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

                             (In thousands of US$)

                                                   Year Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS...................................... $  (549) $   920  $ (3,418)
                                                   -------  -------  --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS......................................  (6,251)  15,650   (11,402)
CASH AND CASH EQUIVALENTS, beginning of the
 period...........................................  14,243    7,992    23,642
                                                   -------  -------  --------
CASH AND CASH EQUIVALENTS, end of period.......... $ 7,992  $23,642  $ 12,240
                                                   =======  =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for interest........................... $ 6,772  $ 6,959  $ 12,143
 Cash paid for income taxes....................... $    47  $    64  $     92
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
 Accretion of redeemable convertible preferred
  stock...........................................      --  $ 1,274  $  1,077
 Redeemable cumulative participating rights....... $   144  $   149  $   (153)
 Participating rights............................. $  (774) $   (61) $   (328)
 Purchase of containers on capital leases......... $ 8,465  $ 9,382  $ 13,984
 Merger costs included in accounts payable........      --       --  $  4,100
 Container purchases included in accounts
  payable......................................... $ 2,943       --  $ 16,484



 The accompanying notes are an integral part of these combined and consolidated financial statements.

             NOTES TO THE FINANCIAL STATEMENTS OF IFCO SYSTEMS N.V.

                 (In thousands of US$ unless otherwise stated)

1. BUSINESS AND ORGANIZATION:

   IFCO Systems N.V. ("the Company" or "IFCO"), which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Europe Beteiligungs GmbH ("IFCO Europe"), MTS Okologistik GmbH ("MTS"), and Schoeller International Logistics Beteiligungsgesellschaft ("SIL").

   On March 8, 2000, the Company completed a merger with PalEx, Inc. ("PalEx") upon the approval of the shareholders of PalEx, in addition to an initial public offering. See Note 13.

   IFCO Europe was established in 1997 and is the holding company of IFCO International Food Container Organisation GmbH ("IFCO GmbH"), a German company, which was established in 1992. IFCO Europe is involved in the organization and administration of the purchase, distribution and leasing of round-trip container ("RTC") systems in Germany and other European countries. The RTCs are leased primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers' goods are transported in the RTCs to various intermediaries and ultimately retailers for sale to consumers. IFCO Europe delivers the empty RTCs to customers' bulk warehouses and collects the empty crates from regional service points, where the RTCs are transported to the Company's depots and cleaned for reuse. IFCO Europe is 76% owned by IFCO Systems N.V., with a subsidiary of General Electric Capital Corporation ("GECC") holding a minority interest of 24%. In connection with its initial investment of $24,949 in IFCO Europe in 1997, GECC received options to increase its investment in IFCO Europe to 49% and then up to 100% after certain dates have passed and criteria have been met. GECC also received options to purchase 100% of MTS and up to 100% of SIL after certain dates have passed and criteria have been met.

   MTS, a German company that is 100% owned by IFCO Systems N.V. was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS's business processes are generally similar to those of IFCO Europe.

   SIL, a German company that is 100% owned by IFCO Systems N.V. was established in 1994 to hold ownership interests in RTC systems in the United States, Argentina and Japan. The operation in Argentina is wholly owned and is consolidated within SIL. SIL has a 50% voting interest in the operations in the United States and a 33% ownership investment in the Japanese operations. SIL has agreed to fund its proportionate share of losses of the operations in the United States and Japan in excess of its capital investment. Both of these operations are accounted for under the equity method. SIL's business processes are generally similar to those of IFCO Europe.

   Prior to November 3, 1999, IFCO Europe and MTS were subsidiaries of Schoeller Packaging Systems GmbH ("SPS"). In December 1999, SPS changed its name to Schoeller Logistics Industries GmbH ("SLI"). SIL was a subsidiary of Gebruder Schoeller Beteilungsverwaltungs GmbH, Munich ("GSB"). SLI and GSB are wholly owned by the same group of shareholders, the Schoeller family. Effective November 3, 1999, SLI indirectly contributed its shares of IFCO Europe and MTS to IFCO Systems N.V. In addition, GSB contributed its shares of SIL to IFCO Systems N.V. effective November 22, 1999. IFCO Systems N.V. is 100% owned by Schoeller Logistic Technologies Holding GmbH, Pullach ("SLT"). SLT is 24% owned by GSB and 76% owned by SLI. The transfer of shares was accounted for as a transfer between entities of common control using the historical basis of assets and liabilities transferred.

   Periods prior to the contribution of shares to IFCO Systems N.V. described above represent the combined financial statements of IFCO Europe, MTS and SIL. Periods subsequent to the contribution represent the combined and consolidated results of IFCO Systems N.V. The contribution of shares to IFCO Systems N.V. has been reflected as a transfer from combined contributed share capital of IFCO Europe, MTS and SIL to paid-in capital of IFCO Systems N.V. within the combined and consolidated statement of shareholders' equity.

                               IFCO SYSTEMS N.V.

   IFCO Europe and MTS previously reported separately to SLI. SIL previously reported to GSB. All costs relating to each entity were historically billed through management charges. These costs include all general corporate overhead, consisting of accounting, legal and technical services and other general and administrative costs, and interest expense related to the operations of IFCO Europe, MTS, and SIL. Subsequent to the transfer of shares to IFCO Systems N.V., SLI continues to provide management services to the Company. See Note 9. All significant inter-company transactions and balances between the combined and consolidated companies have been eliminated. Income taxes have been calculated on a separate return basis.

   On February 29, 2000 a debenture in the amount of DM 45 million ($22,151) was issued to GECC by SLT in exchange for the contribution of GECC's preferred share in IFCO Europe to SLT. On March 1, 2000 SLT contributed this preferential share to IFCO Systems N.V., making IFCO Systems N.V. the 100% shareholder of IFCO Europe. This debenture has a 30 year term and bears interest at 5% per year. The debenture is convertible to IFCO Systems N.V. ordinary shares that are held by SLT after a mandatory holding period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Accounting Principles

   The accompanying combined and consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

 Reclassifications

   Certain reclassifications have been made in the 1998 and 1997 financial statements to conform to the 1999 presentation.

 Fiscal Year

   All combined and consolidated entities maintain their accounting records using a December 31 year-end.

 Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

 Inventory

   Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using a weighted average cost method.

 Property, Plant and Equipment

   Property, plant, and equipment is carried at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is utilized for financial reporting purposes.

   Included in property, plant and equipment is the Company's RTC rental pool, which is being depreciated to estimated salvage value using the straight line method over lives ranging from 8 to 15 years. The Company periodically reviews its RTC rental pool to ensure that all unusable RTCs are reduced to net realizable value in

                               IFCO SYSTEMS N.V.

accordance with the Company's RTC supply contract. These charges are considered breakage by the Company and are included in cost of sales in the accompanying combined and consolidated statements of operations.

   Expenditures for maintenance and repairs are charged to expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in other income (expense), net, in the accompanying combined and consolidated statements of operations.

   The Company follows the reporting requirements of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 establishes the recognition and measurement standards related to the impairment of long- lived assets. The Company periodically assesses the realizability of its long-lived assets pursuant to the provisions of SFAS No.
121. See Note 3.

   The Company follows the reporting requirements of SFAS No. 13 "Accounting for Leases". Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The lease asset is depreciated during the period of expected used on a systematic basis consistent with the depreciation policy for depreciable assets that are owned.

 Goodwill and Other Intangible Assets

   Goodwill, which represents the excess of acquisition cost over the fair market value of identified net assets acquired in business combinations accounted for as purchases, is amortized using the straight-line method over 15 years. The Company capitalizes certain internal software development costs which are amortized by the straight-line method over the estimated useful economic lives of the software, not to exceed 4 years. At December 31, 1998 and 1999, unamortized software costs were $2,974 and $896, respectively. Amortization of capitalized internal software development costs totalled $261, $186 and $168, in 1997, 1998 and 1999, respectively.

   The Company evaluates on a regular basis whether events and circumstances have occurred that indicate that the carrying amount of goodwill and other intangible assets may warrant revision. Management believes that there has been no impairment of the goodwill and other intangible assets as reflected in the Company's combined and consolidated financial statements as of December 31, 1999.

 Advertising Costs

   All advertising costs are expensed when incurred. Total advertising costs were $1,215, $833, and $1,502 for the years ended December 31, 1997, 1998, and 1999, respectively.

 Investment in Equity Entities

   Entities over which IFCO has between 20% and 50% of the voting rights, and over which IFCO exercises significant influence, are accounted for using the equity method.

   SIL's share of operating losses in the Japanese operations ("IFCO-Japan") has exceeded its capital investment, and accordingly the investment in IFCO-Japan has been reduced to zero. In 1999, SIL agreed to fund the losses of IFCO-Japan and accordingly has recorded its proportionate share of the losses in IFCO-Japan in excess of its investment as accumulated losses in excess of investment in equity entities in the combined and

                               IFCO SYSTEMS N.V.

consolidated balance sheet. IFCO-Japan's losses that have been recorded are included in losses from equity entities on the combined and consolidated statement of operations.

   SIL's share of the operating losses in the operations in the United States ("IFCO-US") has exceeded its initial capital investment. SIL has recorded its proportionate share of the losses in IFCO-US in excess of its investment as accumulated losses in excess of investment in equity entities in the combined and consolidated balance sheet as SIL has agreed to fund its proportionate share of the losses. The loss that has been recognized by SIL in respect of IFCO-US is recorded in losses from equity entities on the combined and consolidated statement of operations.

 Participating Rights

   The participating rights were originally issued to Schoeller Plast Industries GmbH, Pullach, ("SPI"), a company wholly owned by SLI, in respect of IFCO GmbH with a nominal value of DM 10.0 million. The rights have no voting rights and are issued for an unlimited period and may be terminated by IFCO upon repayment of the nominal value. In the event of IFCO GmbH's liquidation, it is repayable after all other creditors and ranks equally with the share capital. The participating rights share in IFCO GmbH's profits up to a maximum of DM1.6 million ($0.8 million) per year, before any other distribution may be made, and in IFCO GmbH's losses in the amount of 10% per year until the balance is exhausted. In the event that the participating rights has been reduced from its nominal value by its share of losses, future profits must first be used to restore it to its nominal value before any other distributions may be made.

   On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DM 8.0 million ($3,915) to SPI for the termination of the participating rights. This payment is an estimate of the amount required to terminate the participating rights. SPI will reimburse the Company for approximately DM 1.7 million ($838) as the Company made an over-payment to SPI.

 Redeemable Participating Rights

   In 1996 SIL received DM 2.0 million ($1,228) from Alexander Schoeller & Co. Management Holding GmbH ("ASMH"), a company which is wholly owned by the Schoellers. Each year that SIL recognizes a profit under German GAAP, ASMH is entitled to DM 250,000 ($128) per annum. This amount is cumulative, and any unpaid balance due to SIL's lack of profit bears interest at 6.0% per annum. ASMH does not participate in SIL's losses, and has no voting rights in SIL. The agreement is for an unlimited duration, and may be terminated by either party with a six month notice period.

   On March 8, 2000, the Company paid DM 2.8 million ($1,370) to ASMH to terminate these redeemable participating rights.

 Income Taxes

   The Company uses the liability method of accounting for income taxes, wherein deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

                               IFCO SYSTEMS N.V.

 Revenue Recognition

   The majority of the Company's combined and consolidated revenues are generated from RTC usage fees and are recognized over the Company's service obligation period, which is complete when the customer's product is removed from the RTCs and the RTC is returned to the Company.

   In December 1999, the United States Securities and Exchange Commission ("SEC") issued SAB 101, "Revenue Recognition", which summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in these financial statements. Such adoption had no impact on the Company's financial statements.

   The Company also generates revenues from the lease of RTCs for specified periods of time, which are recognized on a straight-line basis over the lease term. Additionally, the Company generates revenues from the sale of broken RTCs.

 Refundable Deposits

   The Company receives a deposit from its customers upon RTC delivery that is classified as a refundable deposit in the accompanying combined and consolidated balance sheets. This deposit is refunded by the Company when the RTC is recollected.

 Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures About Fair Values of Financial Instruments", and SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments", require the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The carrying value of the Company's long-term debt approximates fair value due to variable interest rates. The carrying value of the Company's other financial instruments also approximates fair value, except for the interest rate cap of the Senior Facility Agreement. The cap uses a derivative financial instrument, and as it is an integral part of the Senior Facility Agreement, it cannot be reliably segregated and measured. There are no published price quotations in active public securities markets and even though there are well-established valuation models, the data inputs to these models does not come from active markets.

 Foreign Currency Transactions and Translation

   Sales and purchases in foreign currency are measured using the exchange rate at the day of the transaction. Foreign currency transaction gains and losses are included in the combined and consolidated statement of operations.

   The functional currency is the local currency of each subsidiary. The Company has selected the United States dollar ("US$") as its reporting currency. The financial statements of the Company's operations which are not denominated in United States dollars are translated using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amount of revenues, expenses, gains and losses during the reporting period. The cumulative translation adjustment is recorded as a separate component of shareholders' equity.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets

                               IFCO SYSTEMS N.V.

and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Although the Company reviews all significant estimates affecting its combined and consolidated financial statements on a recurring basis and records the estimated effect of any necessary adjustments prior to their publication, actual results could differ from these estimates.

 Basic Loss Per Share

   Basic loss per share has been computed using the actual number of ordinary shares that were issued to the shareholders of IFCO in connection with the IPO of IFCO Systems N.V. and the merger with PalEx. This amount has been calculated as 20.0 million. The numerator used in the calculation of proforma basic loss per share has been calculated using the net loss for the year plus the redeemable cumulative participating rights and the participating rights. The number of shares used in calculating basic and diluted loss per share is the same, as the conversion of the preferred stock would result in anti-dilution.

 Recent Accounting Pronouncements

   On May 19, 1999, the Financial Accounting Standards Board decided to delay the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivative financial instruments be recognized as either assets or liabilities on the balance sheet at their fair values and that accounting for the changes in their fair values is dependent upon the intended use of the derivatives and their resulting designations. The new standard will supersede or amend existing standards that deal with hedge accounting and derivatives. The Company has not determined the effect that adopting this standard will have on its combined and consolidated financial statements.

3. PROPERTY, PLANT AND EQUIPMENT:

   Property, plant and equipment consist of the following:

                                                 Estimated
                                                  Useful     December 31,
                                                 Lives in  ------------------
                                                   Years     1998      1999
                                                 --------- --------  --------
   Crates.......................................   8-15    $188,848  $189,964
   Machinery and equipment......................   4-10       7,631     6,641
   Furniture and fixtures.......................   4-10       4,213     3,910
                                                           --------  --------
                                                           $200,692  $200,515
   Less: Accumulated depreciation and
    amortization................................            (28,255)  (32,837)
                                                           --------  --------
                                                           $172,437  $167,678
                                                           ========  ========

   Depreciation expense for the years ended December 31, 1997, 1998, and 1999, was $8,579, $10,414, and $12,757 respectively. Of the total assets above, costs of $14,388, $38,288, and $37,159, and accumulated depreciation of $651, $981, and $2,876 are held under capital leases at December 31, 1997, 1998, and 1999, respectively.

                               IFCO SYSTEMS N.V.

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

 Accounts Receivable

   The major components of accounts receivable are as follows:

                                                               At December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Trade (gross).............................................. $63,292  $61,723
   Less: Allowance for doubtful accounts......................  (6,079)  (4,706)
   Related Party..............................................  11,738    4,071
   Other......................................................   5,511    3,721
                                                               -------  -------
                                                               $74,462  $64,809
                                                               =======  =======

   Activity in the Company's allowance for doubtful accounts consists of the following:

                                                                  Year ended
                                                                 December 31,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
   Balance, beginning of year................................... $5,886  $6,079
   Write-offs...................................................   (887) (1,996)
   Additional provisions........................................    540   1,277
   Increase (decrease) due to foreign exchange translation......    540    (654)
                                                                 ------  ------
                                                                 $6,079  $4,706
                                                                 ======  ======

 Other Non-current Assets

   The major components of other non-current assets are as follows:

                                                               At December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Debt issuance costs........................................ $ 9,364  $ 7,974
   Merger costs...............................................      --    5,051
   Goodwill...................................................   4,187    3,496
   Software...................................................     896    2,974
   Other intangible assets....................................      66    1,215
                                                               -------  -------
                                                                14,513   20,710
   Less: accumulated amortization.............................  (2,475)  (3,407)
                                                               -------  -------
                                                               $12,038  $17,303
                                                               =======  =======

   Merger costs represent the direct costs of the acquisition of PalEx during 1999. Included in other intangible assets at December 31, 1999 are deferred IPO and deferred high yield debt issuance costs of $857 and $231, respectively. The deferred IPO costs relate to costs of issuing equity securities in early 2000, and will be accounted for as a reduction of the proceeds of the equity offering. Accordingly, these costs will not be amortized over future periods. The deferred high yield debt issuance costs relate to debt issued in early 2000 and will be amortized over the life of the new debt issue.

                               IFCO SYSTEMS N.V.

 Accounts payable

   The major components of accounts payable are as follows:

                                                                 At December 31,
                                                                 ---------------
                                                                  1998    1999
                                                                 ------- -------
   Trade........................................................ $65,525 $72,013
   Related party................................................   3,762  11,196
                                                                 ------- -------
                                                                 $69,287 $83,209
                                                                 ======= =======

5. DEBT:

 Long-Term Debt

   During 1998, the Company negotiated a new financing arrangement through a lending syndicate under a Deutsche Mark ("DM") 146 million ($89.6 million) Senior Facility Agreement (SFA) and a DM35 million ($21.5 million) Senior Subordinated Agreement (SSA). The proceeds from the SFA and SSA were primarily used to reduce the Company's outstanding short-term borrowings.

   During 1999, the amount of credit available to the Company was reduced to DM
160.5 million ($82.3 million). The credit facility consists of DM 125.5 million ($64.3 million) available under the SFA and DM35.0 million ($18.0 million) available under the SSA.

   The SFA consists of a DM64.0 million ($32.8 million) fixed term loan and two revolving credit facilities totaling DM61.5 million ($31.5 million). All borrowings under the SFA, approximately DM100.5 million ($51.5 million) outstanding as of December 31, 1999, contain principal reduction provisions, mature in 2004, and accrue interest at EURIBOR plus 1.75% (5.31% as of December 31, 1999). The amount available for future borrowings under the SFA as of December 31, 1999 was approximately DM25.0 million ($12.8 million). The SSA does not have scheduled principal reductions until a balloon payment in 2005. Outstanding borrowings under the SSA, which totaled DM35.0 million ($18.0 million) accrue interest at a rate of EURIBOR plus 2.75% (6.31% as of December 31, 1999).

   Substantially all of the Company's receivables and long-lived assets are pledged as security against all outstanding borrowings under the SFA and SSA, which also prohibit any dilution of GECC's capital investment. The SFA and SSA prohibit the payment of dividends by the Company as long as any outstanding borrowings exist under the SFA or SSA, restrict the Company's incurrence or assumption of other indebtedness and require the Company to comply with non-financial and financial covenants, including certain funded debt and interest expense to earnings before taxes, depreciation, interest and amortization ratios and certain cash flow ratios. The Company was in compliance with, or had obtained waivers for, each of the covenants as of December 31, 1998. At December 31, 1999, the Company was in violation of certain covenants under the SSA and SFA. The Company did not obtain waivers for these violations as the SSA and SFA were paid in full in March 2000 upon completion of the IPO. See Note
13. The outstanding balances on the SFA and SSA have been classified as current liabilities at December 31, 1999.

   To hedge its variable rate interest risk, the Company has entered into an interest rate cap agreement, which as of December 31, 1999, covers DM101.4 million ($52.0 million) of the Company's outstanding debt and limits interest rates applicable to the SFA and SSA borrowings to 6.75%, and 7.75%, respectively. The costs of this agreement are included in interest expense ratably over the agreement's life. The unamortized cost of the agreement is included in other assets in the accompanying combined and consolidated balance sheets.

                               IFCO SYSTEMS N.V.

   Long-term debt consists of the following:

                                                               At December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   SFA term loan.............................................. $44,208  $32,840
   SFA credit facilities......................................  16,578   18,706
   SSA term loan..............................................  21,490   18,045
   Other......................................................     510      447
                                                               -------  -------
                                                                82,786   70,038
   Less: current maturities...................................  (4,912) (70,038)
                                                               -------  -------
                                                               $77,874  $    --
                                                               =======  =======

   The maturities of long-term debt are as follows for the year ending December 31, 1999:

                                                                         Amount
                                                                         -------
   2000................................................................. $70,038
   2001.................................................................      --
   2002.................................................................      --
   2003.................................................................      --
   2004.................................................................      --
   Thereafter...........................................................      --
                                                                         -------
                                                                         $70,038
                                                                         =======

 Short-Term Loans

   Short-term loans at December 31, 1998 and 1999 relate to a renewable short-term note with a bank.

 Short-Term Related Party Loans

   SLI and GSB, SLI's subsidiaries and SLI's direct owners have historically provided working capital financing to the Company. Outstanding balances accrue interest at rates ranging from 5.0% to 8.0%.

 Receivable Factoring

   Prior to May 1998, IFCO Europe had an agreement whereby the trade accounts receivable balances were used as collateral against borrowings from third parties. Both the receivables and the funding were recorded on IFCO Europe's books. The administrative processes related to collecting the receivables was performed by the third party acting as an agent for IFCO Europe, for which IFCO Europe paid a fee.

   In May 1998 the arrangement was altered to allow IFCO Europe to factor up to 85% of accounts receivable balances that meet certain requirements as set forth in the agreement. For the receivables accepted for factoring, the factoring agent is required to remit between 60% and 80% of the unpaid amounts of factored receivables to IFCO Europe. The remainder, less a factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. There is no risk of loss associated with the funds initially received by IFCO Europe, and these funds have been netted off against receivables. The risk of loss on the balance held in the escrow account remains with the factoring agent who performs the administrative collection process for all factored receivables. The balance held in the escrow account is included in receivables on the combined and consolidated balance sheet and at December 31, 1999 and 1998 was $9,485 and $7,279, respectively. The interest rate on cash advances relating to uncollected factored receivables is based on the

                               IFCO SYSTEMS N.V.

three-month EURIBOR rate plus 1.25% (4.59% as of December 31, 1999). IFCO Europe factored approximately $32,887 and $25,435 of its combined and consolidated receivables in 1999 and 1998, respectively. IFCO Europe incurred approximately $4,270 and $3,966 in 1999 and 1998, respectively, in factoring and interest charges relating to this agreement.

 Capital Lease Obligations

   The Company has entered into leases with third parties principally for plastic RTCs that are accounted for as capital leases. The future minimum lease payments for assets under capital leases, together with the present value of minimum lease payments, were as follows as of December 31, 1999:

   2000................................................................ $12,131
   2001................................................................   9,427
   2002................................................................   8,214
   2003................................................................   8,205
   2004................................................................     162
   Thereafter..........................................................     760
                                                                        -------
   Total future minimum lease payments.................................  38,899
   Less amounts representing interest..................................  (4,372)
                                                                        -------
   Present value of future minimum lease payments...................... $34,527
                                                                        =======
   Current............................................................. $10,329
   Non-current.........................................................  24,198
                                                                        -------
   Total............................................................... $34,527
                                                                        =======

6. MINORITY INTEREST:

   IFCO Europe has outstanding, one share of preferred stock held by a subsidiary of GECC. The holder of the preferred share shall be entitled to 16% of the vote on all matters of which common stockholders are entitled to vote. The other 84% of votes are held by the common stockholders. The holder of the preferred share participates in 24% of the profits of IFCO Europe. However, the preferred share has preference over the first DM 2,250 ($1,153) of profits before any profits are distributed to the common shareholders.

   The preferred share is convertible into common stock of IFCO Europe at any time prior to September 30, 2004. The preferred stock is redeemable beginning September 30, 2002, at the option of the holder for the original investment amount. In addition to the original investment amount, the holder is entitled to 5% annual interest on the purchase price minus any capital repaid to the holder for the period starting at the day of the original investment and ending on the date of redemption election, such interest amount being compounded at an interest rate of 5% per year and being reduced by any dividends paid out to the holder. The redemption amount outstanding on the redemption date is payable in 12 monthly installments, plus 5% interest beginning two years after the redemption election date. In addition, the preferred stock is redeemable subject to certain conditions at the option of the issuer in year 2003 at the earliest. The redemption amount is calculated under similar terms as above.

   In the event of liquidation or dissolution of the Company, the holder of the preferred share shall have priority entitlement before distribution to other shareholders to proceeds which are available for distribution to the shareholders up to an amount of DM 45,000 ($23,062), plus preferential dividends which have not been distributed, less any eventual distribution of profits in excess of the preferential dividends.

                               IFCO SYSTEMS N.V.

   In connection with the investment in the preferred share, GECC received options to increase its investment in IFCO Europe to 49% and then up to 100% after certain dates have passed and criteria have been met. In addition, GECC received options to purchase 100% of MTS and up to 100% of SIL after certain dates have passed and criteria have been met. Also in connection with the investment, SLI has a put option to sell its interest in IFCO Europe to GECC after certain dates have passed and criteria have been met.

   Effective November 3, 1999, upon transfer of the shares of IFCO Europe to IFCO Systems N.V. by SLI, the preferred share in IFCO Europe still held by GECC is shown as minority interest on the balance sheet of IFCO Systems N.V. as of December 31, 1999. The interest attributable to the preferred share from November 3, 1999 to December 31, 1999 is reflected as minority interest in the statement of operations for the year ended December 31, 1999. Reclassifications have been made to the balance sheet and the statement of operations in order to be consistent with the 1999 presentation of the preferred share in IFCO Europe still held by GECC.

7. INCOME TAXES:

                                                             Year ended
                                                            December 31,
                                                       ------------------------
                                                        1997     1998    1999
                                                       -------  ------  -------
Loss before income taxes
  Germany............................................. $ 8,576  $3,802  $ 3,532
  Foreign.............................................   3,217   3,539    8,911
                                                       -------  ------  -------
Total................................................. $11,793  $7,341  $12,443
                                                       =======  ======  =======
Income tax provision
Current
  Germany............................................. $    --  $   --  $  (106)
  Foreign.............................................     (47)   (210)    (214)
                                                       -------  ------  -------
Total current......................................... $   (47) $ (210)    (320)
                                                       -------  ------  -------
Deferred
  Germany............................................. $    --  $   --  $    --
  Foreign............................................. $    --  $   --  $    --
                                                       -------  ------  -------
Total deferred........................................ $    --  $   --  $    --
                                                       -------  ------  -------
Total provision....................................... $   (47) $ (210) $  (320)
                                                       =======  ======  =======

   The differences in income taxes provided and the amounts determined by applying appropriate statutory tax rates to loss before income taxes result from the following:

                                                     Year ended December 31,
                                                     -------------------------
                                                      1997     1998     1999
                                                     -------  -------  -------
Tax benefit at statutory rate (48.8%)............... $ 5,755  $ 3,582  $ 6,072
Increase (decrease) resulting from:
  Movement in valuation allowance...................  (3,693)  (3,605)  (6,133)
  Participating rights..............................    (378)     (30)    (160)
  Non deductible finance charges....................    (464)    (348)    (304)
  Goodwill amortisation.............................    (131)    (118)    (141)
  Other.............................................  (1,136)     309      346
                                                     -------  -------  -------
                                                     $   (47) $  (210) $  (320)
                                                     =======  =======  =======

                               IFCO SYSTEMS N.V.

   Deferred taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. Components of the Company's net deferred tax liability are as follows:

                                                              At December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
Deferred income tax liabilities:
  Accelerated depreciation.................................. $ 81,114  $ 75,323
  Other.....................................................    3,467     7,674
                                                             --------  --------
Total deferred income tax liabilities.......................   84,581    82,997
Deferred income tax assets:
  Carryforward losses.......................................   73,891    78,222
  Interest on accretion.....................................      622       526
  Capitalized crate cost....................................   17,679    16,240
  Patent....................................................    3,596     2,626
  Other.....................................................    6,164     4,974
                                                             --------  --------
Total deferred income tax assets............................  101,952   102,588
                                                             --------  --------
Valuation allowance.........................................  (17,371)  (19,591)
                                                             --------  --------
Net deferred income tax assets..............................   84,581    82,997
                                                             --------  --------
Deferred income tax assets, net............................. $     --  $     --
                                                             ========  ========

   Income tax payable at December 31, 1998 and 1999 was approximately $146 and $207, respectively, and is included in accrued liabilities in the accompanying combined and consolidated balance sheets.

   As certain RTC leases are capitalized for book purposes but are treated as operating leases for tax purposes, the amount of expense recognized for book and tax purposes differs, resulting in a deferred tax asset. Such asset will reverse over the life of the lease.

   At December 31, 1998 and 1999, the Company has net operating loss carryforwards in Germany of approximately $135,275 and $ 132,801, respectively. The loss carryforwards attributable to German operations do not expire. The loss carryforwards attributable to foreign operations at December 31, 1998 and 1999 are $18,648 and $ 27,489, respectively. These operating loss carryforwards expire in 2005 and 2006, respectively. These carryforwards are available to offset future taxable income. A valuation allowance has been made by the Company to provide for all deferred tax assets. The valuation allowance is necessary as the specific subsidiaries for which it is attributable have not made profits consistently, thereby making it more likely than not that the asset will not be realized. The amount of the valuation allowance is reviewed periodically and will be released in the future if it becomes more likely than not that these carryforward losses can be realized.

   Activity in the Company's valuation allowance for deferred tax assets consists of the following:

                                                     Year ended December 31,
                                                     ------------------------
                                                      1997     1998    1999
                                                     -------  ------- -------
Balance, beginning of year.......................... $ 5,497  $11,719 $17,371
Increase (decrease) due to foreign exchange
 translation........................................    (958)   1,485  (3,120)
Additions during the year...........................   7,180    4,167   5,340
                                                     -------  ------- -------
Balance, end of year................................ $11,719  $17,371 $19,591
                                                     =======  ======= =======

                               IFCO SYSTEMS N.V.

   The valuation allowance allocated by tax jurisdiction is as follows:

                                                         Year ended December 31,
                                                         -----------------------
                                                          1997    1998    1999
                                                         ------- ------- -------
Germany:
  Current............................................... $   300 $   800 $   420
  Long-term.............................................   7,192  10,451   7,848
                                                         ------- ------- -------
                                                         $ 7,492 $11,251 $ 8,268
Other:
  Long-term............................................. $ 4,227 $ 6,120 $11,323
                                                         ------- ------- -------
    Total............................................... $11,719 $17,371 $19,591
                                                         ======= ======= =======

   At December 31, 1999 the recognition of any future tax benefits resulting from the reduction of $2,910 of the valuation allowance will result in a credit to accumulated deficit.

8. COMMITMENTS AND CONTINGENCIES:

 Litigation

   In 1998, one of the Company's subsidiaries was assessed a charge related to value added tax by the Swiss government in the amount of approximately $2.0 million, resulting from differing interpretations of the Company's RTC activity in Switzerland. The Company objects to the charge and is currently negotiating with the tax authorities. The Company has accrued an amount that it believes to be a probable liability.

   In 1999, another of the Company's subsidiaries has been assessed a charge related to value added tax by the Spanish government for the years 1995 through 1998. Negotiations between tax authorities and IFCO have given rise to a potential settlement of approximately $1.2 million, which IFCO has included in accrued liabilities at December 31, 1999.

   The Company is involved in various legal proceedings that have arisen in the ordinary course of business. While it is not possible to predict the outcome of such proceedings with certainty, in the opinion of the Company's management, all such proceedings are adequately covered by insurance or, if not so covered, should not materially result in any liability which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

 Leasing Arrangements

   The Company also leases certain facilities and machinery under noncancellable operating leases. Lease payments are expensed on a straight-line basis over the term of the lease. Minimum future rental payments under these leases as of December 31, 1999 are as follows:

                                                                         Amount
                                                                         -------
      2000..............................................................   4,180
      2001..............................................................   3,469
      2002..............................................................   2,511
      2003..............................................................   2,358
      2004..............................................................   1,457
      Thereafter........................................................   1,263
                                                                         -------
                                                                         $15,238
                                                                         =======

   Rent expense under operating leases was approximately $2,335, $4,442 and $3,928 for the years ending December 31, 1997, 1998, and 1999, respectively.

                               IFCO SYSTEMS N.V.

9. RELATED PARTY TRANSACTIONS:

 RTC Supply Contracts

   IFCO Europe has historically purchased the majority of its RTCs through single-year supply contracts with SPI. During 1997, the Company entered into a ten-year supply agreement with SPI to provide all of the Company's plastic RTCs. SPI will not provide plastic crates to other third party crate rental or leasing companies. SPI unit prices are a function of their weight, the price for granulate and the actual quantity purchased by the Company. There is not a minimum purchase requirement. Changes in pricing may occur when SPI's production costs vary by more that 15%, as defined in the agreement. This supply agreement also states that the Company is to receive a fixed price per kilogram for broken RTCs that are recollected from the Company by SPI. During 1997, 1998, and 1999, the Company paid SPI $45,472, $46,397, and $34,959, respectively, for RTCs. Sale of broken RTCs from the Company to SPI totaled $8,750, $9,438, and $9,475 in 1997, 1998, and 1999, respectively, and are included within revenues.

 Management Fee

   The Company has entered into a management contract expiring in December 2000 with SLI to provide management and administrative services to the Company. The Company has recorded $769, $576, and $954, in costs under this contract during fiscal years 1997, 1998, and 1999, respectively, which are included in selling, general and administrative costs in the accompanying combined and consolidated statement of operations. The current contract expires on December 31, 2000, and the Company is obligated to pay an additional $954 for management services during 2000.

 Related Party Working Capital Financing

   The Company has generated payables to and receivables from SPI, primarily as a result of the purchase of RTCs from SPI and the subsequent sale of broken RTCs to SPI. Additionally, the Company has recorded receivables and payables from other related parties. The Company receives interest on its receivables and accrues interest on its payables at 7.5%.

   The Company has recorded net interest income (expense) from related parties which principally consist of SLI and SPI of approximately ($1,266), $215, and $72, during fiscal years' 1997, 1998, and 1999, respectively.

 Capital Distribution

   During 1997, IFCO Europe purchased a patent for a type of plastic RTC from SPI for $8,635. The patent had been internally developed by another related party and had a nominal carrying value. As this represented a transfer of assets under common control, the amount paid for the patent has been treated as a capital distribution, and IFCO Europe is carrying the patent at the nominal carrying value.

 Cost Reimbursement Agreement

   In January 1999, the Company entered into an additional agreement with Schoeller Plast AG, an indirect 80%-owned subsidiary of SLI, in which Schoeller Plast AG agreed to share higher initial costs related to the strategic growth of the RTC leasing and supply business up to a maximum amount of DM 6.0 million ($3,272) for the year ended 1999. For the year ended December 31, 1999, Schoeller Plast AG has reimbursed the Company DM 6.0 million ($3,272) which has been recorded as a reduction of cost of goods sold. The agreement terminated at the end of 1999 and subsequent to December 31, 1999, no further costs related to the agreement will be reimbursed.

                               IFCO SYSTEMS N.V.

10. MERGER AND INTEGRATION COSTS:

   The major components of merger and integration costs are as follows:

                                                                          1999
                                                                         ------
      PalEx transaction costs........................................... $2,800
      Restructuring costs...............................................    564
      Other.............................................................    155
                                                                         ------
                                                                         $3,519
                                                                         ======

   In connection with the merger between the Company and PalEx on March 8, 2000, the Company agreed to reimburse PalEx for their transaction costs incurred during 1999 of approximately $2,800. These costs are expensed as they are not direct costs of acquisition for the Company. In connection with the restructuring of IFCO Systems N.V. due to the PalEx merger, four operational employees were terminated during 1999. Costs incurred during 1999 relating to this restructuring total $564, and are included in "merger and integration costs" in the statement of operations. At December 31, 1999, the remaining accrual balance is $500 and is included in accrued expenses and other current liabilities on the balance sheet.

11. BUSINESS SEGMENTS:

   The Company has three business segments, the European plastic RTC operations ("European perishables"), the dry good RTC operations ("Dry goods"), and the non-European plastic RTC operations ("Non-European perishables"). The European perishables and Non-European perishables segments sell, repair/wash, lease and retrieve plastic RTCs primarily for use in agricultural markets. The Dry goods segment has a reusable packing system for dry goods, primarily for use in industrial markets.

   The accounting policies for the segments are the same as those described in
Note 2, Summary of Significant Accounting Policies. The Company evaluates the performance of its reportable segments and allocates resources based on operating profit.

   As discussed in Note 2, Summary of Significant Accounting Policies, accumulated loss in excess of investments in equity entities relates to the amount shown in the combined and consolidated balance sheet of a portion of IFCO-US's and IFCO-Japan's losses recognized in excess of the carrying value of the investments in IFCO-US and IFCO-Japan. Losses from equity entities represents the portion of IFCO-US and IFCO Japan's losses that the Company has recognized in the combined and consolidated statements of operations.

                                        Year ended December 31, 1997
                         -----------------------------------------------------------
                          European     Dry    Non-European              Combined and
                         perishables  goods   perishables  Eliminations consolidated
                         ----------- -------  ------------ ------------ ------------
Revenues................  $108,674   $ 9,580    $   292      $    --      $118,546
Profit (loss) before
 taxes..................    (7,338)     (424)    (4,031)                   (11,793)
Interest revenue........     4,031       240         71         (455)        3,887
Interest expense........   (14,236)     (244)      (277)         455       (14,302)
Depreciation and RTC
 breakage...............   (25,009)   (1,783)      (137)          --       (26,929)
Amortization of
 goodwill...............      (675)       --         --           --          (675)
Total assets............   237,629    15,242      2,411       (5,725)      249,557
Accumulated loss in
 excess of investments
 in equity entities.....        --        --     (3,136)          --        (3,136)
Losses from equity
 entities...............        --        --     (2,347)          --        (2,347)
Capital expenditures....   (37,713)   (1,783)       (73)          --       (39,569)

                               IFCO SYSTEMS N.V.

                                        Year ended December 31, 1998
                         -----------------------------------------------------------
                          European     Dry    Non-European              Combined and
                         perishables  goods   perishables  Eliminations consolidated
                         ----------- -------  ------------ ------------ ------------
Revenues................  $125,128   $ 9,901    $ 1,147      $    --      $136,176
Profit (loss) before
 taxes..................    (2,644)     (470)    (4,227)          --        (7,341)
Interest revenue........     1,660       238          7         (298)        1,607
Interest expense........   (11,910)     (133)      (356)         298       (12,101)
Depreciation and RTC
 breakage...............   (25,927)   (1,917)      (207)          --       (28,051)
Amortization of
 goodwill...............      (383)       --         --           --          (383)
Total assets............   267,866    17,954      2,777       (4,144)      284,453
Accumulated loss in
 excess of investments
 in equity entities.....        --        --     (4,472)          --        (4,472)
Losses from equity
 entities...............        --        --     (2,726)          --        (2,726)
Capital expenditures....   (37,690)   (2,122)      (383)          --       (40,195)

                                        Year ended December 31, 1999
                         -----------------------------------------------------------
                          European     Dry    Non-European              Combined and
                         perishables  goods   perishables  Eliminations consolidated
                         ----------- -------  ------------ ------------ ------------
Revenues................  $141,984   $10,154    $ 2,588      $    --      $154,726
Profit (loss) before
 taxes..................    (9,464)      900     (3,879)          --       (12,443)
Interest income.........       834        76          8         (318)          600
Interest expense........   (11,217)     (998)      (634)         315       (12,534)
Depreciation and RTC
 breakage...............   (33,517)   (1,474)      (814)          --       (35,805)
Amortization of
 goodwill...............      (289)       --         --           --          (289)
Total assets............   255,381    13,527      6,696       (8,983)      266,621
Accumulated loss in
 excess of investments
 in equity entities.....        --        --     (5,623)          --        (5,623)
Losses from equity
 entities...............        --        --     (1,738)          --        (1,738)
Capital expenditures....   (29,256)   (1,390)      (121)          --       (30,767)

   Eliminations for revenue and expense items above are made to eliminate intercompany sales and expenses. Eliminations for total asset are made for total assets are made for intercompany receivables and investments in other affiliated entities.

   The Company's revenue by country, based on the location of the customer, is as follows:

                                                      Year ended December 31,
                                                     --------------------------
                                                       1997     1998     1999
                                                     -------- -------- --------
   Germany.......................................... $ 44,616 $ 49,838 $ 60,189
   Spain............................................   20,914   23,727   22,091
   Italy............................................   14,746   18,369   19,305
   France...........................................   10,043   11,208   11,998
   Other............................................   28,227   33,034   41,143
                                                     -------- -------- --------
   Combined and consolidated........................ $118,546 $136,176 $154,726
                                                     ======== ======== ========

   The Company's long-lived assets by country are as follows:

                                                                1998     1999
                                                              -------- --------
   Germany................................................... $182,274 $179,023
   Other.....................................................    2,201    5,958
                                                              -------- --------
   Combined and consolidated................................. $184,475 $184,981
                                                              ======== ========

                               IFCO SYSTEMS N.V.

12. EQUITY ENTITIES:

   Summarized combined financial data of IFCO-US and IFCO-Japan, entities accounted for under the equity method by the Company, is as follows:

                                                        At December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
   Total assets................................... $ 20,058  $ 22,186  $ 38,682
   Total liabilities.............................. $(27,437) $(32,783) $(52,727)
   Members' deficit............................... $ (7,379) $(10,597) $(14,045)

   Summarized income information for IFCO-US and IFCO-Japan is as follows:

                                                          At December 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
   Revenue........................................... $ 3,709  $ 6,252  $12,447
   Gross margin (loss)...............................  (1,132)     213    4,478
   Loss from operations..............................  (3,405)  (3,213)  (1,420)
   Net Loss..........................................  (4,641)  (5,303)  (3,440)

13. SUBSEQUENT EVENTS:

 Merger and IPO

   On March 8, 2000, the Company completed the merger with PalEx upon the approval of the shareholders of PalEx, in addition to an initial public offering. Under the terms of the merger agreement, 7.4 million shares of IFCO Systems N.V. common stock was issued to PalEx share holders. Also, approximately $71.4 million was paid to former PalEx shareholders in exchange for approximately 8.2 million shares of PalEx common stock. The merger will be accounted for under purchase accounting, with the purchase price allocated to the acquired assets and assumed liabilities based on fair market value. The gross proceeds received by the Company from the IPO was $222.2 million.

 Issuance of Shares to SLT

   Effective March 1, 2000, the Company issued to SLT a total of 995,000 common shares in connection with the contribution of IFCO Europe, MTS, and SIL.

 Debt Offering

   Effective March 3, 2000, the Company issued 10 5/8% Senior Subordinated Notes ("SSN") in the amount of (Euro)200,000,000 ($192,349). The Company has agreed to register similar notes with the SEC.

 Debt Extinguishment

   On March 8, 2000, the Company repaid the remaining outstanding balance under the Senior Facility Agreement in the amount of DM 119 million ($58.4 million) and repaid the remaining balance under the Senior Subordinated Agreement in the amount of DM 35 million ($17.2 million).

 Release of GECC's Options and Purchase of GECC's Interest in IFCO-Europe

   On March 8, 2000, the Company made a payment of DM 43 million ($21.0 million) to GECC in exchange for the release of options and rights to purchase shares in the IFCO Companies. The Company received a 4.5% discount on the original contractual amount of DM 45 million payable to GECC.

                               IFCO SYSTEMS N.V.

   On February 29, 2000 a debenture in the amount of DM 45 million ($22,151) has been issued to GECC by SLT in exchange for the contribution of GECC's preferred share in IFCO Europe to SLT. On March 1, 2000 SLT contributed this preferential share to IFCO Systems N.V., effectively making IFCO Systems N.V. the 100% shareholder of IFCO Europe. This debenture has a 30 year term and bears interest at 5% per year. The debenture is convertible to IFCO Systems N.V. ordinary shares that are held by SLT after a mandatory holding period.

 Purchase of IFCO-US

   On March 10, 2000, the Company paid $5.0 million to Intertape for its 49% interest in IFCO-US, giving the Company 100% ownership of IFCO-US.

 Payment of Participating Rights

   On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DM 8.0 million ($3,915) to SPI for the termination of the participating rights. This payment is an estimate of the amount required to terminate the participating rights. SPI will reimburse the Company for approximately DM 1.7 million ($838) as the Company made an over-payment to SPI.

   On March 8, 2000, the Company paid DM 2.8 million ($1,370) to ASMH to terminate their redeemable participating rights held in SIL.

 Repayment of Related Party Loans

   On March 8, 2000, the Company repaid all short-term related party loans, which are not included in accounts payable as of December 31, 1999.

                                                                      APPENDIX B


                       [IFCO SYSTEMS LOGO APPEARS HERE]
                             First Quarterly Report
                                      2000

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                   For the Three Months Ended March 31, 2000

                                     INDEX

                                                                            Page
                                                                            ----
General Information.......................................................    2
Condensed Consolidated Balance Sheets--IFCO Systems N.V. and Subsidiaries
 as of December 31, 1999 and March 31, 2000...............................    3
Condensed Consolidated Statements of Operations--IFCO Systems N.V. and
 Subsidiaries for the Three Months Ended March 31, 1999 and March 31,
 2000.....................................................................    4
Condensed Consolidated Statements of Cash Flows--IFCO Systems N.V. and
 Subsidiaries for the Three Months Ended March 31, 1999 and March 31,
 2000.....................................................................    5
Notes to the Condensed Consolidated Financial Statements..................    6
Management's Discussion and Analysis of Financial Condition and Results of
 Operations ..............................................................   14

                              GENERAL INFORMATION

   IFCO Systems N.V. ("IFCO" or the "Company") was founded for the purpose of merging the IFCO Companies, which consist of IFCO Europe Beteiligungs GmbH, MTS Okologistik GmbH, and IFCO International Network Beteiligungsgesellschaft mbH, and their subsidiaries, with PalEx, Inc. and its subsidiaries ("PalEx").

   With the completion of the merger on March 8, 2000, the IFCO Companies' round-trip container ("RTC") systems have been combined with PalEx's pallet and industrial container operations. Round trip means that a container is used for the flow of products through one whole distribution cycle and then is reused multiple times. The Company's RTC operations are primarily in Europe and its pallet and industrial container operations are in North America.

   The Company is a leading provider of round-trip systems internationally, serving over 9,000 customers in 17 countries. IFCO believes it owns the largest pool of RTCs in Europe and it owns and manages a rental pool of over 1.5 million pallets in Canada, making it the second largest pallet rental pool owner and manager in North America. In addition, the Company is the largest provider of new and recycled pallets in North America and is the largest provider of industrial container services in North America.

   Operating results for interim periods are not necessarily indicative of the results for full years. The financial statements included herein should be read in conjunction with the related notes thereto and management's discussion and analysis and the audited Combined and Consolidated Financial Statements of IFCO Systems N.V. and Subsidiaries for each of the three years ended December 31, 1999, and as of December 31, 1998 and 1999, and related notes thereto, as filed with the Frankfurt Stock Exchange on May 31, 2000, in the Company's 1999 Annual Report (the "Audited Financial Statements").

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                       (In Thousands, Except Share Data)
                                  (Unaudited)

                                                         December 31, March 31,
                                                             1999       2000
                                                         ------------ ---------
                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................   $ 12,240   $ 36,172
  Accounts receivable...................................     64,809    139,035
  Inventories...........................................         --     35,884
  Other current assets..................................      4,591     22,480
                                                           --------   --------
    Total current assets................................     81,640    233,571
PROPERTY, PLANT AND EQUIPMENT, net......................    167,678    250,345
GOODWILL AND OTHER INTANGIBLE ASSETS....................         --    280,121
OTHER ASSETS............................................     17,303     39,265
                                                           --------   --------
    Total assets........................................   $266,621   $803,302
                                                           ========   ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans......................................   $    795   $     --
  Current maturities of long-term debt and related party
   loans................................................     72,318        899
  Current maturities of capital lease obligations.......     10,329      9,365
  Refundable deposits...................................     66,436     71,608
  Accounts payable, accrued expenses and other current
   liabilities..........................................     96,586    141,901
                                                           --------   --------
    Total current liabilities...........................    246,464    223,773
ACCUMULATED LOSSES IN EXCESS OF INVESTMENT IN EQUITY
 ENTITIES...............................................      5,623         --
LONG-TERM DEBT AND RELATED PARTY LOANS, net of current
 maturities.............................................         --    247,268
CAPITAL LEASE OBLIGATIONS, net of current maturities....     24,198     21,063
MINORITY INTEREST, PARTICIPATING AND REDEEMABLE
 PARTICIPATING RIGHTS...................................     30,008         --
OTHER LONG-TERM LIABILITIES.............................         --     18,376
COMMITMENTS AND CONTINGENCIES...........................
STOCKHOLDERS' EQUITY:
  Ordinary shares, (Euro)2 nominal value, 25,000,000 and
   100,000,000 authorized shares, respectively; 25,000
   and 42,538,672 issued and outstanding, respectively..         54     87,102
  Additional paid-in capital............................     10,339    275,421
  Accumulated other comprehensive income:
    Foreign currency translation adjustment.............      2,672      5,672
  Accumulated deficit...................................    (52,737)   (75,373)
                                                           --------   --------
Total stockholders' equity..............................    (39,672)   292,822
                                                           --------   --------
    Total liabilities and stockholders' equity..........   $266,621   $803,302
                                                           ========   ========

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                (In Thousands, Except Share and Per Share Data)
                                  (Unaudited)

                                                         Three Months Ended
                                                        -----------------------
                                                        March 31,    March 31,
                                                           1999         2000
                                                        ----------   ----------
REVENUES..............................................  $   38,799   $   57,263
COST OF GOODS SOLD....................................      31,289       47,319
                                                        ----------   ----------
    Gross profit......................................       7,510        9,944
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........       6,137        6,865
MERGER TRANSACTION EXPENSES...........................         582        1,283
GOODWILL AMORTIZATION.................................          72          642
OTHER OPERATING INCOME, NET...........................        (234)        (147)
                                                        ----------   ----------
    Income from operations............................         953        1,301
INTEREST EXPENSE, NET.................................      (3,081)      (4,303)
FOREIGN CURRENCY LOSSES...............................        (185)        (152)
LOSS FROM EQUITY ENTITY...............................        (521)        (417)
OTHER EXPENSE, NET....................................        (404)        (110)
                                                        ----------   ----------
LOSS BEFORE INCOME TAXES AND MINORITY INTEREST........      (3,238)      (3,681)
INCOME TAX PROVISION (BENEFIT)........................          34         (707)
MINORITY INTEREST.....................................         (65)          --
                                                        ----------   ----------
LOSS BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT
 OF CHANGE IN ACCOUNTING PRINCIPLE....................      (3,337)      (2,974)
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT....          --       (5,600)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE...          --          770
                                                        ----------   ----------
NET LOSS..............................................  $   (3,337)  $   (7,804)
                                                        ==========   ==========
LOSS PER SHARE (pro forma for 1999)--basic and
 diluted, before extraordinary item and cumulative
 effect of change in accounting principle.............  $     (.17)  $     (.12)
Extraordinary item--loss on early extinguishments of
 debt.................................................          --         (.22)
Cumulative effect of change in accounting principle...          --          .03
                                                        ----------   ----------
NET LOSS PER SHARE (pro forma for 1999)--basic and
 diluted..............................................  $     (.17)  $     (.30)
                                                        ==========   ==========
Weighted average shares used in computing net loss per
 share (pro forma for 1999)--basic and diluted........  20,000,000   25,603,018

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In Thousands)
                                  (Unaudited)

                                                            Three Months Ended
                                                            --------------------
                                                            March 31,  March 31,
                                                              1999       2000
                                                            ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................ $ (3,337)  $ (7,804)
  Adjustments to reconcile net income to net cash provided
   by (used in) operating activities--
    Depreciation and amortization..........................   10,060     14,993
    Foreign currency exchange loss.........................      185        153
    (Gain) loss on sale of assets..........................                   6
    Losses from equity entities............................     (521)      (417)
    Changes in operating assets and liabilities--
      Accounts receivable..................................  (20,135)    (8,357)
      Inventories..........................................   (1,077)      (663)
      Other current assets.................................     (293)    (1,832)
      Accounts payable and accrued expenses................   16,512    (14,523)
      Other assets and liabilities.........................     (155)      (141)
                                                            --------   --------
    Net cash (used in) provided by operating activities....    1,239    (18,585)
                                                            --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of RTCs........................................  (16,789)    (6,623)
  Purchases of property, plant and equipment...............      (46)    (2,381)
  Proceeds from sale of equipment..........................      570         39
  Purchase of intangible assets............................     (207)   (40,134)
  Purchase of investments carried at cost..................     (826)      (566)
  Cash paid for business acquisitions, net of cash
   acquired................................................       --    (77,052)
                                                            --------   --------
    Net cash used in investing activities..................  (17,298)  (126,717)
                                                            --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt and related party loans.....    1,755    251,747
  Payments on long-term debt and related party loans.......   (3,387)  (251,988)
  Payments of acquired indebtedness of purchased
   companies...............................................       --    (34,888)
  Payments on capital lease obligations....................   (1,836)    (2,072)
  Payments for termination of participating rights.........       --     (3,135)
  Net proceeds from factoring..............................    1,185         --
  Net proceeds from issuance of common stock...............       --    207,532
  Net proceeds from exercise of stock options..............       --      2,034
  Distributions to stockholders............................     (128)        --
                                                            --------   --------
    Net cash provided by financing activities..............   (2,411)   169,230
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS...............................................       --          4
                                                            --------   --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.......  (18,470)    23,932
  CASH AND CASH EQUIVALENTS--beginning of period...........   23,642     12,240
  CASH AND CASH EQUIVALENTS--end of period................. $  5,172   $ 36,172
                                                            ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for--
    Interest............................................... $  3,098   $  5,394
    Income taxes........................................... $     11   $     22

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 2000
                                  (Unaudited)

1. BASIS OF PRESENTATION

   IFCO Systems N.V. (the "Company" or "IFCO"), which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Europe Beteiligungs GmbH ("IFCO Europe"), MTS Okologistik GmbH ("MTS"), IFCO International Network Beteiligungsgesellschaft mbH (formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH) ("IFCO International", and together with IFCO Europe and MTS, the "IFCO Companies"), and PalEx, Inc. and its subsidiaries ("PalEx"), which was acquired by merger (the "Merger") on March 8, 2000 concurrently with the Company's initial public offering and related transactions. As such, PalEx's financial position and results of operations for the period from March 8, 2000 through March 31, 2000 are included in the accompanying condensed consolidated financial statements.

   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Unless otherwise noted, all amounts are shown in U.S. dollars, which IFCO has elected as its reporting currency. The Company's assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the Deutsch mark, since the Deutsch mark is the functional currency of the Company's European operations.

   The IFCO Companies have been identified as the accounting acquiror for financial reporting purposes.

 The Company

   IFCO Europe, a German company that is 100% owned by the Company, is involved in the organization and administration of the purchase, distribution and leasing of round-trip container ("RTC") systems in Germany and other European countries. The RTCs are leased primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers' goods are transported in the RTCs to various intermediaries and ultimately retailers for sale to consumers. IFCO Europe delivers the empty RTCs to customers' bulk warehouses and collects the empty RTCs from regional service points, where the RTCs are transported to the Company's depots and cleaned for reuse.

   MTS, a German company that is 100% owned by the Company, was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS's business processes are generally similar to those of IFCO Europe.

   IFCO International, a German company that is 100% owned by the Company, was established in 1994 to hold ownership interests in RTC systems in the United States, Argentina and Japan. The operation in Argentina is wholly owned and is consolidated within IFCO International. IFCO International owns a 33% ownership investment in the Japanese operations. The operation in Japan is accounted for under the equity method. The Company's share of losses in the Japanese operation has exceeded its initial capital investment. The Company has not recorded its proportionate shares of the Japanese operation's losses as the Company is under no obligation, and has no intention, to fund the Japanese operation's losses. Effective with the date of the Merger, the Company now owns 100% of IFCO-U.S. L.L.C. ("IFCO-U.S"), which operates the Company's RTC system in the United States. IFCO International's business processes are generally similar to those of IFCO Europe.

   PalEx, a U.S. company that is 100% owned by the Company, was founded in January 1996 to create a nationwide provider of pallet products and related services. Between the time of its founding and October, 1998, PalEx acquired, either directly or through other subsidiaries, 27 companies, three of which were its

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
founding companies and eight of which are engaged in the reconditioning and rebuilding of industrial steel containers. One is engaged in the rental of pallets in Canada.

   The Company's headquarters are located in Amsterdam, the Netherlands. Its European subsidiaries' headquarters are in Pullach, Germany, and its North American subsidiaries' headquarters are in Houston, Texas. There are operations in approximately 60 locations in Europe, 11 locations in Japan, 6 locations in Argentina and approximately 80 locations in North America.

   The accompanying unaudited condensed consolidated financial statements are prepared pursuant to the rules and regulations for reporting interim results for companies listed on the SMAX segment of the Frankfurt Stock Exchange. Accordingly, certain information and footnotes required by United States generally accepted accounting principles for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. The interim statements should be read in conjunction with the Audited Financial Statements.

 The Merger and Initial Public Offering

   In March 2000, IFCO completed the merger of PalEx with and into Silver Oak Acquisition Corp., IFCO's newly formed, wholly owned subsidiary, which changed its name to "PalEx, Inc." As a result of the merger and related transactions, IFCO owns all of the stock of the IFCO Companies and PalEx. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

   In connection with the merger, IFCO also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option (collectively, the "IPO"). The total net proceeds to the Company from the IPO, including the exercise of the overallotment option, were $210.0 million. Effective March 8, 2000, the Company issued 10 5/8% Senior Subordinated Notes Due 2010 ("Senior Subordinated Notes") in the principal amount of (Euro)200.0 million ($181.9 million, based on current exchange rates). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company's new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders in the amount of $71.4 million, to fund the cash payment due to GE Capital Corporation ("GE Capital") described below, and to fund IFCO's purchase of the remaining joint venture interest in IFCO-U.S.

   In addition, IFCO, together with Schoeller Logistics Industries GmbH ("Schoeller Industries"), the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller Beteiligungsverwaltungs GmbH entered into the Option Release and IPO-Facilitation Agreement with GE Capital and General Electric Erste Beteiligungs GmbH ("GE Erste"), in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH ("SLT") issued a DM45.0 million, or approximately $20.9 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. The Company also paid GE Capital DM43.0 million, or approximately $21.0 million, out of the net proceeds of the IPO, the offering of the Senior Subordinated Notes, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

   Effective March 1, 2000, the Company issued a total of 995,000 (4,975,000 split effected) common shares in connection with the contribution of IFCO Europe, MTS, and IFCO International to IFCO.

   On March 8, 2000, the Company repaid the remaining outstanding balance under its previous senior facility agreement in the amount of DM119 million
($58.4 million) and repaid the remaining balance under the previous senior subordinated agreement in the amount of DM35 million ($17.2 million).

   On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DM8.0 million ($3.9 million) to Schoeller Plast Industries GmbH for the termination of participating rights. This payment was an estimate of the amount required to terminate the participating rights. The Company will be reimbursed by the participating rights holder for an overpayment of approximately DM1.7 million ($0.8 million).

   On March 8, 2000, the Company paid DM2.8 million ($1.4 million) to terminate the redeemable participating rights held in IFCO International.

   On March 8, 2000, the Company repaid all short-term related party loans.

   Prior to the merger, during the three months ended March 31, 2000, the Company declared a five-for-one ordinary share split. Ordinary shares authorized, issued and outstanding have been restated on the accompanying condensed consolidated balance sheets to reflect the split. Nominal value was changed from (Euro)10 to (Euro)2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The Company maintains its accounting records using a calendar year, except for PalEx, which uses a 52/53 week year ending on the last Sunday in December.

   Except as discussed in the following paragraph, there has been no significant change in the accounting policies of the Company during the periods presented. For a description of these policies, refer to Note 2 of Notes to the Audited Financial Statements.

   The Company undertook a comprehensive review of its RTC refurbishment cost capitalization policies. The results of this review led the Company to conclude that it should adopt the accounting method that it believes most fairly matches the cost of refurbishing RTCs with the revenue cycle of RTCs. Previously, the Company charged cost of sales for refurbishing costs at the end of the RTC trip cycle. The Company now charges costs of sales for refurbishing expenses when the RTC begins the trip cycle. The reasoning underlying this change in accounting policy is that refurbishing the RTC prepares it for the next trip cycle. While the accounting policy for refurbishing costs previously followed by the Company was in accordance with generally accepted accounting principles, the changed policy is preferable. The effect of this change in accounting for the three months ended March 31, 2000 was a credit of $0.8 million ($.03 per share).

3. GOODWILL RELATED TO THE MERGER

   The acquisition of PalEx and the remaining interest in IFCO-U.S were accounted for as purchases and have been reflected in the Company's financial statements as of March 8, 2000. The aggregate consideration paid in these transactions was $77.1 million in cash and 7.4 million of the Company's ordinary shares with a fair value of approximately $110.7 million based on the initial public offering price of the ordinary shares. The accompanying balance sheet as of March 31, 2000 includes allocations of the purchase price. The allocations resulted in approximately $74.7 million in goodwill. The goodwill from the purchase of PalEx and remaining interest in IFCO-U.S. is being amortized over 30 years.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

4. LONG-TERM DEBT

   On the closing date of the IPO and the merger, IFCO and PalEx entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. PalEx is the borrower, and IFCO and IFCO's other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO Europe discussed below and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the new senior credit facility.

   The results of operations for the three months ended March 31, 2000 include an extraordinary loss on the extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized portions of deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the merger and related transactions.

   The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to PalEx of up to $126.25 million. The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration paid does not exceed $25.0 million. The aggregate amount of consideration IFCO or its subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed $90.0 million. There was $28.0 million outstanding under the new senior credit facility as of March 31, 2000.

   PalEx is able to draw on the revolving credit facility from the closing date of the IPO and the Merger through the third anniversary of the closing date. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of IFCO and its subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions. The borrowing base under the revolving credit facility is based on a percentage of IFCO's eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible inventory includes RTCs and pallets that IFCO and its subsidiaries own for lease to third parties, and eligible RTCs are those owned by IFCO-U.S.

   The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing with September 30, 2000. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if the Company's consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if the Company's consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated total leverage ratio is 1.75 to less than 2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally the Company may elect one-, two-, three- and six-month LIBOR.

   The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing 39 months after the closing date in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

   PalEx has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis. PalEx may obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by PalEx on the same business day.

   PalEx's obligations under the new senior credit facility are guaranteed by IFCO and each of its existing and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

   The new senior credit facility contains a number of covenants that, among other things, limit IFCO's and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that IFCO and its subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement. At March 31, 2000, the Company was in compliance with all covenants of the new senior credit facility.

   The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

   On March 8, 2000, IFCO issued (Euro)200.0 million principal amount of Senior Subordinated Notes, which translates to approximately $181.9 million, based on current exchange rates, in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15 commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO's existing and future senior debt, including IFCO's obligations under the new senior credit facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO's corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter in to sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

   The new senior credit facility permits specified levels of receivable factoring. During 1994, IFCO Europe had entered into a factoring agreement under which IFCO Europe could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.6% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
factored receivables to IFCO Europe. The remainder, less the factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 5.1% as of March 31, 2000. For the three months ended March 31, 2000, IFCO Europe factored 48% of its revenues and incurred factoring and interest charges of $1.0 million.

   At March 31, 2000, IFCO had entered into several capital lease agreements resulting in total capital lease obligations of $30.4 million.

5. NET LOSS PER SHARE

   Net loss per share--basic for the three months ended March 31, 2000 was computed using 25,603,018 weighted average shares (the shares attributable to the IPO, the shares issued to the stockholders of PalEx, the shares allocated for future transfers to shareholders of the Company's Canadian subsidiary, the shares issued to the former shareholders of IFCO Europe, MTS and IFCO International, and the shares issued through March 31, 2000 pursuant to the exercise of stock options). Unaudited pro forma net loss per share--basic for the three months ended March 31, 1999 was computed using the 20,000,000 outstanding ordinary shares, which were issued to the existing IFCO Companies' shareholders prior to the merger and reflects the five-for-one ordinary share split. The effect of unexercised stock options determined under the treasury method was anti-dilutive for the three months ended March 31, 2000 and March 31, 1999.

   In conjunction with the merger, each option to purchase PalEx common stock that was outstanding on the date of the merger was converted into an option to purchase a certain number of ordinary shares of IFCO, as determined by the merger agreement. The PalEx options became immediately vested upon completion of the merger and conversion to IFCO options.

6. COMMITMENTS AND CONTINGENCIES

 Litigation

   In 1998, one of the Company's subsidiaries was assessed a charge related to value added tax by the Swiss government in the amount of approximately $2.0 million, resulting from differing interpretations of the Company's RTC activity in Switzerland. The Company objects to the charge and is currently negotiating with the tax authorities. The Company accrued an amount during 1999 that it believes to be a probable liability.

 Potential Environmental Liabilities

   In February 1998, PalEx acquired Drum Service of Florida ("DSF"), a steel drum reconditioning company with a facility in Zellwood, Florida. DSF is a wholly-owned subsidiary of PalEx Container Systems, Inc., a wholly owned subsidiary of PalEx ("PCS"). In 1982, DSF was notified by the U.S. Environmental Protection Agency (the "EPA") and the Florida Department of Environmental Regulation (the "DER") that they believed that DSF might be a potentially responsible party ("PRP") regarding the Zellwood Groundwater Contamination Site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to it. The DSF facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that DSF and its former shareholders were among approximately 25 entities and individuals identified as PRPs by the EPA.

   Between March 1990 and July 1996, the EPA issued various unilateral administrative orders and notices to DSF and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

$2 million of the EPA's costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $5.1 million. DSF and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing its previous orders.

   On June 12, 1998 a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) against DSF and certain other PRPs with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-22C) (the "Zellwood Suit"). In this lawsuit, the EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 17 years and a declaratory judgment for future response costs.

   DSF has maintained comprehensive general liability insurance coverage for over 25 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. DSF has notified the insurers that issued such policies of the EPA's claims regarding the Zellwood Site and the commencement of the Zellwood Suit. The insurer has now agreed to pay DSF's legal fees and expenses in defending the EPA lawsuit and to reimburse DSF for past legal fees and expenses. In addition, the former shareholders of DSF have agreed with DSF and PalEx to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed DSF's and PalEx's insurance recoveries.

   DSF and several other PRPs are currently negotiating with the EPA to settle the Zellwood Suit. DSF intends to vigorously defend the Zellwood Suit and pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site. Although there can be no assurance as to any ultimate liability of DSF under the Zellwood Suit, the amount of recoveries from other PRPs or the insurance coverage, or the amount of insurance recoveries, the Company's management believes that DSF's insurance coverage, recoveries from other PRPs and the obligations of DSF's former shareholders will be adequate to cover any liability or expenses of DSF arising from the Zellwood Suit. The accompanying consolidated balance sheet as of March 31, 2000 includes a $2.0 million receivable from a former shareholder of DSF and a corresponding amount in other long-term liabilities.

7. BUSINESS SEGMENTS

   As a result of the merger, the Company now has two business segments, one operating in the materials handling services industry ("Systems and Services") and the other in the pallet manufacturing industry ("Manufacturing"). The Systems and Services segment leases RTCs in Europe, North and South America and Japan, recycles, sells, repairs, leases and retrieves wooden pallets in the United States and Canada primarily for use in agricultural and industrial markets and reconditions and sells steel drums in the United States primarily for use in agricultural and industrial markets. The Manufacturing segment manufactures wooden pallets and crates in the United States primarily for use in industrial and agricultural markets. There were no significant intercompany sales between the two segments for the three month periods ended March 31, 1999 and March 31, 2000.

   The Company's business segments are managed separately because they require different technology and marketing strategies.

   The Company evaluates the performance of its reportable segments based on income before corporate overhead charges, interest expense, non-recurring expenses, goodwill amortization and income taxes.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

                                             Three Months Ended March 31, 1999
                                            -----------------------------------
                                            Systems
                                              and
                                            Services Manufacturing Consolidated
                                            -------- ------------- ------------
Revenues................................... $38,799     $    --      $38,799
Earnings contribution......................     881          --          881
Corporate expenses.........................                               --
Interest expense...........................                           (3,081)
Amortization of goodwill...................                               72
Other income (expense).....................                           (1,110)
Income before provision for income taxes...                          $(3,238)
                                             Three Months Ended March 31, 2000
                                            -----------------------------------
                                            Systems
                                              and
                                            Services Manufacturing Consolidated
                                            -------- ------------- ------------
Revenues................................... $45,042     $12,221      $57,263
Earnings contribution......................   1,339         927        2,266
Corporate expenses.........................                           (1,607)
Interest expense...........................                           (4,303)
Amortization of goodwill...................                              642
Other income (expense).....................                             (679)
Income before provision for income taxes...                          $(3,681)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Introduction

   The following discussion should be read in conjunction with the Audited Financial Statements of IFCO.

   IFCO, which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Europe, MTS, IFCO International, and PalEx and their subsidiaries. PalEx and its subsidiaries were acquired by the Merger on March 8, 2000 concurrently with the Company's IPO and related transactions.

Results Of Operations

   The results of operations for the periods presented include IFCO and its wholly owned subsidiaries, IFCO Europe, IFCO International, and MTS, and the results of operations of PalEx, Inc. and IFCO U.S. from the date of their acquisitions effective March 8, 2000.

   Results may be materially affected by the timing and magnitude of acquisitions, assimilation costs, costs of opening new facilities, gain or loss of a material customer, variation in product mix and weather conditions. Accordingly, the operating results for any interim period are not necessarily indicative of the results that may be achieved for any subsequent interim period or for a full fiscal year.

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31,
1999

   The following table sets forth certain selected financial data as a percentage of revenues for the periods indicated (dollars in thousands):

                                                 Three Months Ended
                                             -------------------------------
                                               March 31,        March 31,
                                                 1999             2000
                                             --------------   --------------
Revenues.................................... $38,799  100.0%  $57,263  100.0%
Cost of goods sold..........................  31,289   80.6    47,319   82.6
                                             -------  -----   -------  -----
Gross profit................................   7,510   19.4     9,944   17.4
Selling, general and administrative
 expenses...................................   6,137   15.8     6,865   12.0
Merger transaction expenses.................     582    1.5     1,283    2.2
Goodwill amortization.......................      72     .2       642    1.1
Other operating income......................    (234)   (.6)     (147)   (.2)
                                             -------  -----   -------  -----
Income from operations......................     953    2.5     1,301    2.3
Interest expense............................  (3,081)  (7.9)   (4,303)  (7.5)
Foreign currency losses.....................    (185)   (.6)     (152)   (.3)
Loss from equity entity.....................    (521)  (1.3)     (417)   (.7)
Other expense, net..........................    (404)  (1.0)     (110)   (.2)
                                             -------  -----   -------  -----
Loss before income taxes and minority
 interest...................................  (3,238)  (8.3)   (3,681)  (6.4)
Provision (benefit) for income taxes........      34     .1      (707)  (1.2)
Minority interest...........................     (65)   (.2)       --     --
                                             -------  -----   -------  -----
Loss before extraordinary loss and
 cumulative effect of change in accounting
 principle..................................  (3,337)  (8.6)   (2,974)  (5.2)
Extraordinary loss on early extinguishments
 of debt....................................      --     --    (5,600)  (9.8)
Cumulative effect of change in accounting
 principle..................................      --     --       770    1.4
                                             -------  -----   -------  -----
Net loss.................................... $(3,337)  (8.6)% $(7,804) (13.6)%
                                             =======  =====   =======  =====

   The functional currency is the local currency of each subsidiary. The Company has selected the U.S. dollar (US$) as its reporting currency. The financial statements of the Company's operations which are not denominated in US$ are translated using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amount of revenues, expenses, gains, and losses during the reporting period.

   The US$ generally strengthened against the Deutsch mark during the three months ended March 31, 1999 and 2000 and strengthened between 2000 and 1999. During the three months ended March 31, 1999, the period average rate of Deutsch marks per US$ was 1.74. During the three months ended March 31, 2000, the period average rate of Deutsch marks per US$ was 1.98, resulting in a period average increase of 13.8%.

   Revenues increased 47.6% to 57.3 million in the three months ended March 31, 2000 from $38.8 million in the three months ended March 31, 1999. The increase in revenues for the three months ended March 31, 2000 over the same period in 1999 attributable to the acquisition of PalEx was approximately $20.8 million. DM Revenues for RTC operations in Europe for the three months ended March 31, 2000 increased 5.5% from the three months ended March 31, 1999; however, due to the currency effects noted above, US$ revenues decreased $2.3 million, or 5.9%, between the periods.

   Gross profit increased to $9.9 million for the three months ended March 31, 2000 from $7.5 million for the three months ended March 31, 1999. Gross profit as a percentage of revenues decreased from 19.4% for the three-month period ended March 31, 1999 to 17.4% for the three month period ended March 31, 2000, primarily due to increased costs for RTC operations in Europe. The Company's gross profit as a percentage of revenues may fluctuate as a result of competitive pricing in different market areas in which it operates, continued changes to product mix, and changes in raw material and transportation costs.

   Selling, general and administrative expenses increased to $6.9 million, or 12.0% of revenues, in the three months ended March 31, 2000 from $6.1 million, or 15.8% of revenues, in the three months ended March 31, 1999.

   The results of operations for the three months ended March 31, 2000 and March 31, 1999 include merger transaction expenses of $1.3 million and $0.6 million, respectively. The transaction expenses for the three months ended March 31, 1999 were primarily for non-capitalizable legal and accounting fees. The transactions expenses for the three months ended March 31, 2000 were primarily for success bonuses paid upon completion of the merger and retention bonuses for key executives.

   Goodwill amortization increased to $0.6 million for the three months ended March 31, 2000 from $0.1 million for the three months ended March 31, 1999 and is the result of the acquisition of PalEx under purchase accounting.

   Interest expense increased to $4.3 million for the three months ended March 31, 2000 from $3.1 million for the three months ended March 31, 1999, primarily as a result of increased borrowings for the Company's European operations.

   The results of operations for the three months ended March 31, 2000 include an extraordinary loss on the extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized portions of deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the merger and related transactions.

   The results of operations for the three months ended March 31, 2000 includes the cumulative effect of an accounting change related to the method used to record RTC refurbishment costs in the amount of a credit of $0.7 million. The Company undertook a comprehensive review of its RTC refurbishment cost capitalization policies. The results of this review led the Company to conclude that it should adopt the accounting method that it believes most fairly matches the cost of refurbishing RTCs with the revenue cycle of RTCs. Previously, the Company charged cost of sales for refurbishing costs at the end of the RTC trip cycle. The Company now charges costs of sales for refurbishing expenses when the RTC begins the trip cycle. The reasoning underlying this change in accounting policy is that refurbishing the RTC prepares it for the next trip cycle. While the accounting policy for refurbishment costs previously followed by the Company was in accordance with generally accepted accounting principles, the changed policy is preferable.

   Other operating income, foreign currency losses, loss from equity entity, and other income expense totaled $0.8 million in expense for the three months ended March 31, 2000 and $1.3 million for the three months ended March 31, 1999.

   As a result of the foregoing, net loss increased to $7.8 million for the three months ended March 31, 2000 from $3.3 million for the three months ended March 31, 1999.

Liquidity and Capital Resources

   In March 2000, IFCO completed the Merger of PalEx with and into Silver Oak Acquisition Corp., IFCO's newly formed, wholly owned subsidiary, which changed its name to "PalEx, Inc." As a result of the Merger and related transactions, IFCO owns all of the stock of the IFCO Companies and PalEx. In the Merger, PalEx's stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of $153.5 million, as of March 8, 2000, of PalEx's debt.

   In connection with the Merger, in March 2000 IFCO completed an IPO of 13.0 million ordinary shares and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option. The total net proceeds to the Company from the IPO, including the exercise of the overallotment option, were $210.0 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from of the offering of the Senior Subordinated Notes, and borrowings from the Company's new senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GE Capital discussed above and to fund IFCO's purchase of the remaining joint venture interest in IFCO-U.S.

   On the closing date of the IPO and the Merger, IFCO and PalEx entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. PalEx is the borrower, and IFCO and IFCO's other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO Europe and PalEx's former senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the Offering and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the new senior credit facility.

   The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to PalEx of up to $126.25 million. The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration paid does not exceed $25.0 million. The aggregate amount of consideration IFCO or its subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed $90.0 million.

   IFCO is able to draw on the revolving credit facility from the closing date of the IPO and the Merger through the third anniversary of the closing date. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of IFCO and its subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions. The borrowing base under the revolving credit facility is based on a percentage of IFCO's eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible inventory includes RTCs and pallets that IFCO and its subsidiaries own for lease to third parties, and eligible RTCs are those owned by IFCO-U.S.

   The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing with September 30, 2000. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if the Company's consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if the Company's consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated total leverage ratio is 1.75 to less than 2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally the Company may elect one-, two-, three- and six-month LIBOR.

   The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing 39 months after the closing date in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

   PalEx has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis. PalEx may obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by PalEx on the same business day.

   PalEx's obligations under the new senior credit facility are guaranteed by IFCO and each of its existing and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

   The new senior credit facility contains a number of covenants that, among other things, limit IFCO's and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that IFCO and its subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement.

   The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

   On March 8, 2000, IFCO issued (Euro)200.0 million principal amount of Senior Subordinated Notes, which translates to approximately $181.9 million, based on current exchange rates, in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15 commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO's existing and future senior debt, including IFCO's obligations under the new senior credit facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO's corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter in to sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

Unaudited Condensed Consolidated Pro Forma Statement of Operations

   The following tables present pro forma results of the Company as if the merger, IPO, and related transactions had occurred as of January 1, 1999. The pro forma adjustments include:

   For the three months ended March 31, 1999:

  . the results of operations for PalEx for the three-month period ended March 31, 1999

  . the consolidation of revenues and expenses of IFCO-U.S. as a wholly owned subsidiary for the three months ended March 31, 1999, the elimination of the loss accounted for under the equity method, and the elimination of previously recorded interest expense on debt assumed to be paid off as of the beginning of the year

   For the three months ended March 31, 2000:

  . the results of operations for PalEx for the period from January 1 through the date of the Merger on March 8, 2000

  . the consolidation of revenues and expenses of IFCO-U.S. as a wholly owned subsidiary for the three months ended March 31, 2000 and the elimination of the loss accounted for under the equity method for the period up to the date of the purchase of the remaining minority interest, and the elimination of previously recorded interest expense on debt assumed to be paid off as of the beginning of the year

   For both periods:

  . amortization of goodwill as a result of the acquisition of PalEx, the purchase of the remaining interest in IFCO-U.S., and the acquisition of options and rights of GE Capital and GE Erste (see Note 1 to Condensed Consolidated Financial Statements).

  . interest expense reduction resulting from the payment of debt using proceeds of the IPO and Senior Subordinated Notes.

  .  additional interest expense due on the Senior Subordinated Notes

  .  amortization of new loan costs

  .  the pro forma tax effect of all other pro forma adjustments

                               IFCO SYSTEMS N.V.

      UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS
                (In thousands, Except Share and Per Share Data)

                                                            IFCO Systems
                                                         Pro Forma Combined
                                                        ----------------------
                                                         Three Months Ended
                                                              March 31,
                                                        ----------------------
                                                           1999        2000
                                                        ----------  ----------
REVENUES............................................... $  136,025  $  133,283
COST OF GOODS SOLD.....................................    109,535     110,804
                                                        ----------  ----------
  Gross Profit.........................................     26,490      22,479
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...........     17,136      17,571
MERGER TRANSACTION EXPENSES............................        582       1,283
GOODWILL AMORTIZATION..................................      2,326       2,442
OTHER OPERATING INCOME, NET............................       (234)       (147)
                                                        ----------  ----------
  Income from operations...............................      6,680       1,330
INTEREST EXPENSE, NET..................................     (5,361)     (6,207)
OTHER INCOME (EXPENSE), NET............................       (883)         33
                                                        ----------  ----------
  Income (loss), before income taxes and minority
   interest............................................        436      (4,844)
INCOME TAX PROVISION...................................      2,488         236
MINORITY INTEREST......................................        (65)         --
                                                        ----------  ----------
  Income (loss) before extraordinary loss and
   cumulative effect of accounting change..............     (2,117)     (5,080)
  EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT...         --      (5,600)
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE..         --         770
                                                        ----------  ----------
NET LOSS............................................... $   (2,117) $   (9,910)
Net loss per share--basic and diluted.................. $    (0.05) $    (0.24)
                                                        ==========  ==========
Shares used in computing net loss per share--basic and
 diluted............................................... 40,432,278  40,646,564
                                                        ==========  ==========

   The following table presents pro forma earnings before interest, taxes, depreciation and amortization ("EBITDA") and non-recurring charges. Proforma EBITDA and non-recurring charges is not presented as an alternative measure of operating results or cash flow from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. Pro forma EBITDA and non-recurring charges as presented is not necessarily comparable with similarly titled measures presented by other companies.

                                                             IFCO Systems
                                                          Pro Forma Combined
                                                          --------------------
                                                          Three Months Ended
                                                               March 31,
                                                          --------------------
                                                            1999       2000
                                                          ---------  ---------
Net loss................................................. $  (2,117) $  (9,910)
Interest.................................................     5,361      6,207
Taxes....................................................     2,488        236
Depreciation and amortization............................    15,059     19,205
Non-recurring charges....................................       582      6,530
                                                          ---------  ---------
EBITDA................................................... $  21,373  $  22,268
                                                          =========  =========

Business Outlook

   The completion of the IPO and the Merger, the sale of the Senior Subordinates Notes, and the securing of a new senior credit facility positions the Company to invest in the expansion of existing markets, the entry into new markets, new and improved products, maintenance of existing facilities, and strategic expansion of profitable business segments. The Company's goal is to create and perpetuate an identity as a one-stop materials management and handling resource for its customers. IFCO will continue to develop its infrastructure as a merged company, both in terms of physical locations as well as with strong, managerially experienced, customer-oriented employees.

Research and Development Activities

   Research and development at the Company is not a concept created by the Merger. The growth of the IFCO Companies reflects a history of devotion to innovation and creativity, which has been adopted as a core value of IFCO. The Company will continue to develop innovations in its products and in the way it serves its customers. In doing so, the Company expects to see the same success and growth as the IFCO Companies.

   The Company views research and development activities as three-dimensional:
(1) new products and services for its current and prospective customers; (2) expansion into new regions with its existing products and services; and (3) addition of new services to its existing service offerings.

   IFCO is focused on the creation, development and implementation of e-logistics, a concept designed to promote the paperless flow of goods throughout the distribution chain. E-logistics uses IFCOs RTC systems to combine information flow, to a great extent facilitated by the Internet, with the physical flow of goods. The Company believes e-logistics enables customers and retailers to achieve additional efficiencies throughout the distribution chain. IFCO expended approximately $1.2 million on e-logistics in the three months ended March 31, 2000.

   IFCO is also developing its business through geographic expansion of its RTC system for European produce, primarily incurring developing expenses in North America and, to a lesser extent, South America. In addition, the Company is leveraging off of its expertise to develop new systems and services offerings. IFCO is expending significant development efforts in this manner, primarily in the area of pallet systems and services in North America and dry goods systems in Europe.

   IFCO regularly engages in research and development activities in all of its existing lines of businesses with respect to product, service, and system innovation.

Employment Information

   As of March 31, 2000 and 1999, IFCO employed 4,233 and 552 people, respectively. The increase was primarily due to the merger with PalEx in March 2000.

Seasonality

   IFCO's RTC revenues vary depending on the fruit and vegetable-harvesting season in different countries. Historically, a higher portion of its sales and operating income has been recognized in the fourth quarter than in the first quarter, which has historically been its weakest quarter. Revenues in Germany and France, for example, are highest in summer and fall, whereas revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport IFCO's RTCs from warmer countries in Southern Europe are higher than the costs to transport the RTCs from closer locations in Central Europe. IFCO accordingly charges customers in these Southern European countries higher usage fees.

   The pallet manufacturing, recycling, and crating business in North America is subject to seasonal variations in operations and demand. The third quarter is traditionally the quarter with the lowest demand for this business. IFCO has a significant number of agricultural customers for this business and typically experiences the greatest demand for new pallets from these customers during the citrus and produce harvesting seasons, generally October through May. Yearly results can fluctuate significantly in this region depending on the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of freezing weather and changes in rainfall. Adverse weather conditions may also affect IFCO's North American locations serving predominantly manufacturing and industrial customers experience less seasonality. IFCO's drum reconditioning segment is seasonally impacted in the Southeastern and Western United States by the agricultural industries. Reconditioned drum sales are strongest during a period generally beginning in April and extending through September, with preseason production for this period running from January through March.

Year 2000 Issues

   The Company is unaware of any material impact resulting from or that could result from the year 2000 issue.

Forward-looking Disclaimer

   Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

   These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) IFCO's ability to effectively integrate its operations and achieve its operational and growth objectives; (2) the competitive nature of the container businesses, including RTCs, pallets, and industrial containers;
(3) customer demand and business and economic cycles; (4) the ability to finance capital expenditures and growth; (5) conditions in lumber markets,
(6) seasonality, (7) weather conditions; (8) changes in national or international politics and economics; (9) currency exchange rate fluctuations; and (10) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

   Important factors that could cause IFCO's actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

                                   SIGNATURE

   The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 31, 2000.

                                          IFCO SYSTEMS N.V.

                                                     /s/ M. Ted Grubbs
                                          By: _________________________________
                                                       M. Ted Grubbs
                                                   Corporate Controller

                                                /s/ Vance K. Maultsby, Jr.
                                          By: _________________________________
                                                  Vance K. Maultsby, Jr.
                                            Executive Vice President, Strategy
                                                        and Finance
                                                and Chief Financial Officer